24-10163



07041854

FORM 1-A /A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933'

RECD S.E.O.

JAN 2 3 2007

1080

WFG Real Estate Income Fund, LLC

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

117 Towne Lake Parkway, Suite 214, Woodstock, GA 30188   (770)373-3416

(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

William J. Raike, President

Raike Real Estate Management, Inc., 117 Towne Lake Parkway, Suite 214, Woodstock, GA 30188 (770)373-3416

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

PROCESSED

6799	03-0610669

(Primary standard Industrial
Classification Code Number)

(I.R.S. Employer Identification Number)

JAN 2 4 2007

THOMSON
FINANCIAL

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq.* Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

(2) Any engineering, management or similar report referenced in the offering circular.

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

Persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB control number.   SEC 486 (04-05)

PART I — NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1.   Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors; There are no directors.

(b) the issuer's officers; There are no officers.

(c) the issuer's general partners; Raike Real Estate Management, Inc. is the Manager of the issuer.

(d) record owners of 5 percent or more of any class of the issuer's equity securities; There are no record owners of 5% or more of any class of issuer's securities.

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities; There are no beneficial owners of 5% or more of the issuer's securities.

(f) promoters of the issuer; There are no promoters of the issuer.

(g) affiliates of the issuer; Raike Real Estate Management, Inc., Manager and Woodstock Financial Group, Inc.

(h) counsel to the issuer with respect to the proposed offering; Geoffrey T. Chalmers, Esq.

(i) each underwriter with respect to the proposed offering; There are no underwriters with respect to the offering.

(j) the underwriter's directors; There are no underwriters with respect to the proposed offering.

(k) the underwriter's officers; There are no underwriters with respect to the proposed offering.

(l) the underwriter's general partners; and There are no underwriters with respect to the proposed offering.

(m) counsel to the underwriter. There are no underwriters with respect to the proposed offering.

ITEM 2.   Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262. None.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied. Not Applicable.

ITEM 3.   Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer. No affilitate sales.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. Not applicable.

ITEM 4.   Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons. All states

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered. The Manager may engage in offers and sales of securities on behalf of the issuer.

ITEM 5.   Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state: No unregistered securities issued by the issuer, predecessor or any affiliated issuer.

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(1) the name of such issuer; Not applicable.

(2) the title and amount of securities issued; Not applicable

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; Not applicable.

(4) the names and identities of the persons to whom the securities were issued. Not applicable.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a). Not applicable.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon forexemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption. Not applicable.

ITEM 6.   Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering ofany securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering. None.

ITEM 7.   Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; Not applicable.

(2) To stabilize the market for any of the securities to be offered; None.

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation. None.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed. None.

ITEM 8.   Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.   No such employment.

ITEM 9.   Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.   No such publication.

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SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of ___Woodstock___, State of ___Georgia___, on _January 19_____, 20_07_ .

(Issuer) _____WFG Real Estate Income Fund, LLC_____

By (Signature and Title) _[signature]_____, _President of the Manager_____

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) _[signature]_____
(Title) _____
(Selling security holder) _____
(Date) _____

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

2. The name of each person signing the offering statement shall be typed or printed beneath the signature.

    1.   William J. Raike is President of the Manager.

    2.   William J. Raike is the Chief Executive Officer of the Issuer.

    3.   William J. Raike is the Chief Financial Officer of the Issuer.

    4.   William J. Raike is the sole director of Raike Real Estate Management, Inc.

Geoffrey T. Chalmers, Esq.
Attorney at Law

33 Broad Street
Suite 1100
Boston, MA 02109

Tel (617) 523-1960
Fax (617) 227-3709
e-mail chalm@worldnet.att.net

WFG Real Estate Income Fund, LLC
117 Towne Lake Parkway, Suite 214
Woodstock, GA 30188

January 19, 2007

Re: Offering Statement on Form 1-A
    SEC File No. 24-10163

Dear Sirs:

I have acted as counsel to WFG Real Estate Fund, LLC (the "Fund") in connection with the preparation of an Offering Statement on Form 1-A (the "Statement") filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the "<u>Securities Act</u>"), relating to the proposed sale of Membership Interests in the Fund.

You have requested my opinion as to the matters set forth below in connection with the Statement. For purposes of rendering the opinion, I have examined the Statement, the Fund's Certificate of Organization, as amended to date, the Fund's Operating Agreement, as amended to date, and other applicable organization documents. I have also examined Form 1-A and the accompanying Offering Circular, as well as such other documents, certificates, instruments and corporate records as I have deemed necessary or appropriate for the purpose of this opinion. In rendering this opinion I have also made certain assumptions without verification.

Material Tax Consequences

As to the material tax consequences described in the Offering Circular, I am of opinion as follows:

<u>Tax Treatment of the Fund</u>. The Fund will be taxed as a partnership. IRS Regulations provide that a domestic LLC with two or more members shall be treated as a partnership. An organization classified as a partnership is not a taxable entity but rather a "pass through entity" through which tax deductions and taxable income are passed to the partners. This allows tax deductions and taxable income resulting from the Fund's operations to be passed to the Members. Thus the Members will be subject to tax on the income of the Fund, but no additional tax will be incurred by the Fund that may affect the Members and the Manager of the Fund.

The Fund is not a "tax shelter" in the conventional sense. An investment in the Fund is not expected to generate tax losses in excess of an investor's capital contribution and is not intended to generate tax losses in any year of the Fund. Accordingly, a Member's evaluation of an investment in the Fund should be based on the expected economic return from the investment, and an investment in the Fund should not be made with the intention of obtaining tax advantages normally associated with "tax shelters."

Excess Liabilities. The investor's tax liability may exceed his/her cash distributions in corresponding years and to the extent of such excess, the payment of such taxes will be an out-of-pocket expense for the investor. Upon sale or other disposition of a membership interest or, upon sale (including foreclosure sale) or other disposition of Fund Project(s), an investor's tax liabilities may exceed the cash he/she receives and to the extent of such excess, the payment of such taxes will be an out-of-pocket expense for the investor. Therefore, the investor may have a tax liability (i.e. have to pay taxes), due to the investor's investment in the Fund, and may not have received profits from the Fund (i.e. cash with which to pay the taxes). An audit of the Fund's tax return may result in an audit of the investor's personal tax return.

Unrelated Business Taxable Income ("UBTI"). The Fund may generate unrelated business taxable income subject to a possible exception for Qualified Plans. Tax-exempt entities should consult their own tax counsel about the effect of any unrelated business taxable income.

Possible Disallowance of Various Deductions. The availability, timing and amount of deductions or allocations of income of the Fund will depend not only on general legal principles but also on various determinations that are subject to potential controversy on factual and other grounds. Such determinations could include, among others, whether fees paid to the Manager or its affiliates are deductible on the ground that such payments are excessive or constitute nondeductible distributions to the LLC Manager or an affiliate or otherwise. Additional issues could arise regarding the allocation of basis to buildings, land, leaseholds and personal property. If the IRS were successful, in whole or in part, in challenging the Fund on these issues, the federal income tax benefits of an investment in the Fund, if any, could be materially reduced.

Limitations on Losses and Credits from Passive Activities. Deductions in excess of income, i.e., losses from passive trade or business activities, generally may not be used to offset "portfolio income," i.e., interest, dividends and royalties, or salary or other active business income. Deductions from passive activities generally may be used to offset income from passive activities. Interest deductions attributable to passive activities are treated as passive activity deductions, and not as investment interest. Thus, such interest deductions are subject to limitation under the passive activity loss rule and not under the investment interest limitation. Credits from passive activities generally are limited to the tax attributable to the income from passive activities. Passive activities include trade or business activities in which the taxpayer does not materially participate, which would include holding an interest as a Member. Thus, the Fund's net income and net loss will constitute income and loss from passive activities. A taxpayer may deduct passive losses from rental real estate activities against other income if: (i) more than half of the personal services performed by the taxpayer in trades or businesses are performed in a real estate trade or business in which the taxpayer materially participates; and (ii) the taxpayer performs more than 750 hours of service during the tax year in real property trades or businesses in which the taxpayer materially participates. It is unlikely that any Member would qualify for this treatment.

Allocation of Net Income and Net Losses. For the allocations to members of income, gains, deductions, losses and credits under the Operating Agreement to be recognized for tax purposes, the allocations must possess substantial economic effect. It is possible that the IRS may claim that such allocations lack substantial economic effect. If any challenge to the allocation of losses to any Member were upheld, the tax treatment of the investment for such Member could be adversely affected.

Potential Limitation of Net Loss. Investors will only be able to use net losses up to the amount of the basis in their Units.

Legality of Securities Offered

As to the legality of the securities offered, I am of the opinion as follows: the Membership Interests to be sold by the Fund will be validly issued and fully paid.

This letter is provided solely to you and may not be shown to or relied on by any other person or firm without the express prior written permission of the undersigned. The letter is limited to matters of Federal securities law only as applied to the circumstances recited above. The undersigned is a member of the bar of the Commonwealth of Massachusetts and the State of New York only and no opinion is hereby expressed as to the laws of any other state jurisdiction. The undersigned has made no independent investigation of any of the matters presented and this letter is based solely upon the documents and conversations described above, all of which are assumed to be genuine and a complete disclosure of all relevant circumstances.

I hereby consent to the filing of this opinion as an exhibit to Form 1-A.

Very truly yours,

Geoffrey T. Chalmers

$5,000,000

WFG REAL ESTATE INCOME FUND, LLC

1,000 Units of 10% Priority Membership Interest
$5,000 Per Unit On an Any or All Basis

WFG REAL ESTATE INCOME FUND, LLC, a Delaware limited liability company (the "Fund") is offering on an any or all basis up to $5,000,000 in 1,000 Units of 10% Priority Membership Interest at $5,000 per Unit. The Units are offered by Raike Real Estate Management, Inc., a Delaware corporation (the "Manager"), 117 Towne Lake Parkway, Suite 214, Woodstock, GA 30188. Tel. (770) 373-3416. The Fund offers Unit owners an opportunity to invest in commercial and residential real estate properties ("Projects") in different markets as selected by the Manager. Subscriptions will be accepted through June 30, 2007 (the "Termination Date") or until the Offering is fully subscribed or otherwise terminated. The Termination Date may be extended in the discretion of the Manager, but not beyond December 31, 2007.

Investment in the Fund is speculative, and involves a high degree of risk. The following, which are not inclusive of all risks of investment in the Fund, constitute some of the potential risks: (1) No Operating History; (2) Control by Manager; (3) Co-Investment; (3) Project Investment; (4) Financing; (5) Dependence on Professional Services; and (6) Government Regulation. See "Risk Factors."

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Investors	Selling Commissions	Proceeds to Fund *
Per Unit	$5,000	$0	$5,000
Maximum Offering (1,000 Units)	$5,000,000	$0	$5,000,000

*Before deducting organizational and Offering expenses payable by the Fund estimated at $25,000, assuming the sale of 1,000 Units.

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

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TABLE OF CONTENTS

EXHIBITS

EXHIBIT A – OPERATING AGREEMENT
EXHIBIT B – SUBSCRIPTION AGREEMENT AND INVESTOR QUESTIONNAIRE

FORWARD LOOKING STATEMENTS

The information contained in this Preliminary Offering Circular includes forward-looking statements that involve risk and uncertainty including, without limitation, risks involved in the real estate industry. Sentences or phrases that use the words such as "expects," "believes," "anticipates," "hopes," "plans," "may," "can," "will," and others, are often used to flag forward-looking statements, but their absence does not mean a statement is not forward-looking. Such statements reflect the Manager's or any Sub-Manager's current opinion and are designed to help readers understand their thinking. By their very nature, however, such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those illustrated herein. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Fund undertakes no obligation to release any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

WHO SHOULD INVEST

General

Investors are subject to certain eligibility and other requirements set forth herein. The Manager will rely upon investors' representations and warranties as set forth below under "Representations and Warranties of Members" to verify that such eligibility and other requirements are satisfied. Payment for Interests purchased shall also constitute the investor's agreement that such investor will provide such written information and certifications with respect to any representation and warranty made by such investor as may be requested by or on behalf of the Fund.

Eligibility Requirements. Investment in the Fund is suitable only for persons who can bear the risk of losing their entire investment and have no need for immediate liquidity. Interests should be purchased only as a long-term investment.

In order to comply with backup withholding obligations under the Internal Revenue Code of 1986, as amended (the "Code"), the Fund requires that investors not be subject to backup withholding under Section 3406(a)(1)(C) of the Code. The Fund also requires that such investor or subsequent transferee has non-foreign status for federal income tax purposes.

THE UNITS ARE NOT SUITABLE INVESTMENTS FOR, AND ARE NOT BEING OFFERED TO, TAX-EXEMPT ENTITIES AS SUCH TERM IS DEFINED IN SECTION 168(h)(2)(A) OR IN SECTION 511 (a) or (b) OF THE CODE.

State Eligibility Requirements. Various states have established minimum standards, applicable to both initial investors and subsequent transferees, which are different from those established by the Fund. Various states have also established minimum purchase requirements higher than those imposed by the Fund. Investors are required to comply with the requirements of their state of residence if higher than the Fund's standards.

The Manager requires that each prospective investor provide it with An Investor Questionnaire and Subscription Agreement information as to suitability. Suitability requirements are needed because investment in the Fund is risky. See "Risk Factors."

The Fund plans to be taxed as a partnership. Each investor is strongly advised to consult with his own personal tax advisors concerning the tax consequences of a proposed investment in the Fund. See "Federal Income Tax Considerations."

Representations and Warranties of Members

In payment for Interests purchased, an investor represents that such investor:

(i) Has carefully read this Preliminary Offering Circular and has relied solely upon it and investigations made by himself or his representatives in making a decision to invest in the Interests;

(ii) is aware, that an investment in the Interests involves certain risks and that such investor has carefully read and considered the matters set forth under the captions "Risk Factors" – "Conflicts of Interest." See also "Management" and "Federal Income Tax Considerations";

(iii) has reached the age of majority in the state in which such investor resides and (if a natural person), has adequate means of providing for his current needs and personal contingencies and has no need for liquidity in this investment;

(iv) if purchasing the Interests in a representative or fiduciary capacity, has full power and authority to purchase the Interests and execute and deliver the Subscription Agreement on behalf of the subscribing individual, ward, partnership, trust, estate, corporation or other entity for whom such investor is purchasing the Interests, and executing the Subscription Agreement and such individual, ward, partnership, trust, estate, corporation or other entity has full right and power to perform pursuant to the Subscription Agreement and become a holder of Interests in the Fund pursuant to the Operating Agreement and to perform such individual's obligations set forth in the Subscription Agreement;

(v) is not a "tax-exempt entity" as defined in Section 168(h)(2)(A) or in Section 511(a) or (b) of the Code and is not purchasing the Interests on behalf of such a tax-exempt entity;

(vi) meets requirements as to investor suitability mandated by the Fund and as may be imposed by the jurisdictions in which the Interests are sold as set forth under "Who Should Invest";

(vii) is not subject to backup withholding under the provisions of Section 3406(a)(1)(C) of the Code, will provide the Manager or an authorized designee with his correct taxpayer identification number and has non-foreign status for federal income tax purposes;

(viii) accepts and adopts the provisions of the Operating Agreement attached hereto as Exhibit A and the Subscription Agreement attached hereto as Exhibit B;

(ix) authorizes the Manager, as such investor's attorney-in-fact, to execute the Operating Agreement and the Subscription Agreement and such other documents as may be required to carry out the business of the Fund;

(x) acknowledges that the information as to name, address, social security/federal taxpayer identification number and title account furnished to the Manager or authorized designee is true and correct; and,

(xi) will not directly or indirectly make or operate a secondary market or the substantial equivalent thereof for the Interests or any beneficial interest therein.

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By making the representations in paragraphs (i) and (ii) above, the investor will not be relinquishing any Rights that such investor would otherwise have under the Securities Act of 1933, as amended.

The Manager recognize that, in the sales process of this Offering, a potential investor will usually discuss the Fund with his financial consultant, and, in doing so, might be told something in addition to what is contained in this Preliminary Offering Circular. It is possible that an investor may sometimes misunderstand what such investor is told or that someone might tell such investor something different from or contrary to the information contained in this Preliminary Offering Circular. Additionally, an investor might be relying on something such investor read or heard from sources for which the Manager are not responsible, over which it has no control and which contradicts the data and information contained in this Preliminary Offering Circular. If an investor becomes a Member and later makes claims against the Fund and/or the Manager alleging that such investor did not rely upon information contained in the Preliminary Offering Circular, but relied upon information that is in addition to or contradictory to that disclosed in this Preliminary Offering Circular, the Fund and the Manager anticipate that they will rely upon the investor's representation that the investor, in fact, did not rely upon any such other information other than the information, if any, disclosed in this Preliminary Offering Circular.

If an investor becomes a Member and later makes claims against the Fund and/or the Manager that such investor did not agree to be bound by all of the terms of the Operating Agreement or the Subscription Agreement, the Fund, the Manager and the Initial Member anticipate that they will rely upon such representation, warranties, and powers of attorney as evidence of an investor's agreement to bound by all the terms of such agreements.

If an investor becomes a Member and later makes claims against the Fund and/or the Manager that such investor did not agree to be bound by all of the terms of the Operating Agreement or the Subscription Agreement, the Fund, the Manager and the Initial Member anticipate that they will rely upon such representation, warranties, and powers of attorney as evidence of an investor's agreement to bound by all the terms of such agreements.

SHOULD ANY REPRESENTATION AND WARRANTY MADE BY AN INVESTOR PROVE TO BE FALSE AND, AS A RESULT, THE FUND OR MEMBERS SUFFER ANY HARM BECAUSE OF SUCH MISREPRESENTATION, THE FUND INTENDS TO EXERCISE ITS FULL LEGAL RIGHTS AND REMEDIES AGAINST SUCH INVESTOR IN ORDER TO RECOUP ANY LOSSES SUFFERED AND LEGAL OR OTHER COSTS INCURRED.

For example, if the Fund were held liable for the payment of any withholding tax because an investor misrepresented to the Fund that such investor was not subject, to backup withholding, the Fund would exercise its full legal rights against such investor to recoup any amount of withholding tax so paid, penalties and interest assessed and any other costs.

THE MANAGER HAS THE UNCONDITIONAL RIGHT TO REJECT ANY SUBSCRIPTION.

The following summary is qualified by the more detailed information appearing elsewhere in this Preliminary Offering Circular, which should be read in its entirety. Capitalized items refer to certain terms defined herein. For a discussion of certain factors to be considered in connection with the Offering, see "Risk Factors."

The Fund

WFG Real Estate Income Fund, LLC, a Delaware limited liability company (the "Fund") was formed on December 6, 2005. The Fund offers Unit owners an opportunity to invest in commercial and residential real estate properties in different markets as selected by the Manager. The Manager of the Fund is Raike Real Estate Management, Inc., a Delaware corporation. See "Business of the Fund."

The Manager and Sub-Manager

The Manager of the Fund is Raike Real Estate Management, Inc., a Delaware corporation. See "Management." The Manager will make no initial cash capital contribution to the Fund. See "Management." The Fund and the Manager maintain their offices at 117 Towne Lake Parkway, Suite 214, Woodstock, GA 30188, Tel. (770) 373-3416. See "Cover Page."

The Offering

1,000 Units of 10% Priority Membership Interest at $5,000 per Unit ($5,000,000) on an any or all basis. See "Plan of Distribution."

Eligibility - To be eligible to purchase Units, prospective investors are required to comply with the Fund's suitability requirements. The Manager may in its sole discretion decline to accept subscriptions or permit transfers of Units. Units are not suitable investments for tax-exempt entities and subscriptions will not be accepted from such investors. In addition, certain states have established suitability requirements which are more restrictive than those established by the Fund. See "Who Should Invest."

Offering Period - Subscriptions will be accepted through June 30, 2007 (the "Termination Date") or until the Offering is fully subscribed or otherwise terminated. The Termination Date may be extended in the discretion of the Manager, but not beyond December 31, 2007. See "The Offering."

Subscriptions – Investors may subscribe by executing the Subscription Agreement in the form attached as Exhibit B to this Preliminary Offering Circular. By subscribing for Units each investor will be deemed to have made all of the representations and warranties set forth below under Who Should Invest and will be bound by all of the terms of the Operating Agreement attached

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hereto as Exhibit A and the Subscription Agreement. See "The Offering" - How to Subscribe.

Projects
The Fund will invest in commercial and residential properties ("Projects") selected by the Manager. The Fund will also invest with other developers and sponsors. The Fund may also invest in other Projects. See "Business of the Fund."

Fund Strategy
The Fund's investment strategy is to seek strong returns with moderate risk and low volatility. Such returns are generated by employing a value-added, opportunistic investment program in an effort to capture market inefficiencies resulting from a combination of factors that affect real estate values. The Manager will identify opportunities through an established network of local owner/operators and relationships with banks, trustees, law firms, portfolio servicers, title companies and other real estate service providers. The diversity of the United States creates a varying and localized real estate cycle that requires creative investment formats to capitalize on opportunities. See "Business of the Fund."

Management Fees
The Manager will receive no Management Fees for managing the Fund. The Manager will receive 40% of the Fund's Net Income after payment of the investors' 10% priority return. See "Management Compensation."

Allocation of Income and Losses
Net Income will be allocated to the Members on a per Unit basis in each fiscal year first to offset any Net Losses that had previously been allocated and thereafter to the Members on a per Unit basis after allocation of the Manager's 40% Net Income interest. See "Allocations and Distributions."

Investment Receipts
Any amounts received by the Fund from investments whether such receipts constitute returns of capital, premium returns or contingent compensation and Interest Income (as defined below), are referred to in this Preliminary Offering Circular as "Investment Receipts."

Distributions
Investment Receipts will be accounted for on a Project-by-Project basis. Investment Receipts, net of all Fund Expenses (as defined below) allocable to the related Project ("Net Fund Investment Receipts"), will be distributed on a quarterly basis to all Members, in proportion to their Contributions, as follows:

(i)   Prior to the 36th month anniversary of the date the Offering terminates (the "Investment Cutoff Date"), Net Fund Investment Receipts from each Fund Investment in each Project, up to and including an amount equal to that Fund Investment ("Return of Capital"), will be retained by the Fund and re-invested

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in Fund Projects. After the Investment Cutoff Date the Fund will make no further Fund Investments.

(ii)   After the Investment Cutoff Date, Net Fund Investment Receipts which represent Return of Capital, after the establishment of any Reserves, will be distributed at least annually 100% to all Members, to each in proportion to the Contributions of all Members,

(iii)   Net Fund Investment Receipts received in excess of Return of Capital, regardless of when received, after the establishment of any Reserves, will be distributed at least annually to all Members, in proportion to their Contributions as follows:

> First, 100% to all Members until they have received a 10% priority return;

> Thereafter, after payment of the Manager's 40% Net Income percentage, to the Members *pro rata* to their interests.

See "Allocations and Distributions."

Fund Expenses   The Fund will pay for the following expenses of the Fund (collectively, the "Fund Expenses"): organization expenses; selling expenses; operating expenses of the Fund, including the expenses of third party service providers such as legal counsel accountants and consultants; taxes, fees and government charges; transaction costs relating to investment operations; Management Fees; travel and entertainment expenses directly associated with Fund Investments; the Manager's overhead allowance and overhead expenses such as office and equipment rental properly allocable to the Fund. Fund Expenses may be paid (or reimbursed to the Manager to the extent initially paid by the Manager) from Contributions or from Investment Receipts. See "Management Compensation" – Fees.

Reserves and Allowances   The Manager may, in its discretion provide for and withhold reasonable reserves and allowances ("Reserves") for Fund Expenses and Management Fees from any Investment Receipts and interest income. See "Summary of Operating Agreement" – Reserves.

Term and Termination   The Fund will terminate on December 31, 2020 unless earlier terminated pursuant to the Operating Agreement. See "Summary of the Operating Agreement" – "Term of Fund."

Redemptions   Membership interests will not be redeemable prior to the Investment Cutoff Date. After the Investment Cutoff Date Membership interest may be redeemed in the discretion of the Manager. See "Redemptions."

Transfers	Members may not transfer any of their interests, rights, or obligations with regard to the Fund without the prior consent of the Manager. See "Summary of the Operating Agreement." Investor must understand and represent that they are acquiring Interest for investment and not with a view to distribute or resale. Units will be registered only for a limited public sale under Regulation A. See "Risk Factors."
Reports	Each Member will receive audited annual financial statements and quarterly reports providing narrative and summary financial information on the Fund and the Fund Investments. See "Reports to Members."
Federal Income Tax Considerations	The anticipated Federal income tax consequences of investment in the Fund are set forth under "Federal Income Tax Considerations." As discussed therein, the Fund should be classified as a partnership for Federal income tax purposes, so that each Member will take into account directly his distributive share of all items of Fund income, gain, loss, deduction and credit. See "Federal Income Tax Considerations."

USE OF PROCEEDS

The gross proceeds from the sale of the Interests on an any or all basis will be a maximum of $5,000,000. The following table sets forth the estimated use of the proceeds of the Offering:

	MAXIMUM AMOUNT	PERCENT
Source of Funds:		
Gross Offering Proceeds	$5,000,000	100.00%
Use of Funds:		
Offering Expenses*	$ 25,000	0.50%
Working Capital	$ 100,000	2.00%
Investment in Projects	$ 4,875,000	97.50%
Total Use of Funds	$ 5,000,000	100.00%

*This amount includes estimated legal, accounting, printing and other expenses of this Offering, including reimbursement of the Manager for certain accountable expenses incurred by it on behalf of the Fund in connection with the Offering.

MANAGEMENT COMPENSATION

Agreements Between Manager and Fund

There are no agreements or arrangements between the Fund and the Manager, except for the Fund's Operating Agreement. See "Operating Agreement."

Other Agreements with Fund

The Fund does not have any agreements or arrangements with affiliates or nonaffiliates of the Manager.

Fees

The Manager will not receive a management fee for its services. The Operating Agreement provides that the Manager will receive a 40% share of the Fund's Net Income after the Members receive a 10% Priority Return. The Manager will not receive a front-end fee. See "Allocations and Distributions."

The Operating Agreement provides that the Fund shall be responsible for all Fund expenses, including the expenses of third party service providers such as legal counsel and accountants, taxes, fees and government charges, transaction costs relating to investment operations, travel and entertainment directly associated with Fund Investments, a Manager's overhead allowance of $10,000 per month and overhead expenses such as office and equipment rental properly allocable to the Fund. Subject to the restrictions of Section 4.5 of the Operating Agreement, the Manager may be reimbursed for certain administrative services. Except as provided in Section 4.5 of the Operating Agreement, the Manager will pay for office and travel expenses and other costs incurred in connection with the supervision of Fund investments. To the extent that its costs in connection with such activities exceed the overhead incurred by the Manager in connection with Projects, such costs will be borne by the Manager.

Manager and Affiliates	Percentage of Fund's Net Income After Member's 10% Priority Return	Pre-Determined Operating Expenses
Manager	40% (cumulative)	
Manager's Overhead Allowance		$10,000 Monthly

ALLOCATIONS AND DISTRIBUTIONS

Allocation of Net Income and Losses

Except as otherwise provided in the Operating Agreement, the respective share of each Member in all Fund Net Income and Net Loss and each item of Fund income, gain, loss, deduction, credit and tax preference with respect thereto, including depreciation and any investment tax credit for each taxable year (all as computed for federal income tax purposes) shall be allocated to the Members in proportion to their Percentage Interest.

Allocation of Net Income. After giving effect to the tax allocations described in the Agreement, Net Income shall be calculated and allocated as follows:

(i) first, 100% to the Members until they have been allocated Net Income equal to the aggregate amount of Net Losses allocated to such Persons plus a ten percent (10%) return on the Members' capital invested in the Fund;

(ii) not less than annually, after the allocations in (i) above, a Net Profits Allocation to the Manager equal to forty percent (40%) of the remaining pro-rata Net Income of the Fund, allocable to the Capital Account of each Member. Each Member will be charged for any such allocations attributable to its account, provided that the Manager in its discretion may waive any such Allocation to the Capital Account of any Member, on the size of the Account based on the size of the Account, or who is the Manager or any officer, director or shareholder shareholder of the Manager; and

(iii) thereafter 100% to the Members.

Allocation of Expenses. Expenses will be borne by the Fund and paid from Contributions or from Investment Receipts and allocated to each Member in accordance with its Contribution Percentage.

Allocation of Net Losses. All net losses or deductions derived from Fund operations will be generally allocated first to offset any Net Income previously allocated and thereafter 100% among the Members in accordance with each Member's Contribution Percentage.

Member Distributions

Under the terms of the Operating Agreement, the Manager may determine in its sole discretion the amount and timing of distributions to the Members. Distributions may take the form of cash or marketable securities.

Any amounts received by the Fund from Fund Investments, whether such receipts constitute returns of capital, premium returns or contingent compensation and Interest Income, are referred to in the Operating Agreement as "Fund Investment Receipts." Fund Investment Receipts will be accounted for and tracked on a Project-by-Project basis.

Fund Investment Receipts, net of all Fund Expenses allocable to the related Fund Investment ("Net Fund Investment Receipts"), will be treated as follows:

(i)   Prior to the 36th month anniversary of the date the offering terminates (the "Investment Cutoff Date"), Net Investment Receipts from each Fund Investment in each Project, up to and including an amount equal to that Fund Investment ("Return of Capital"), will be retained by the Fund and re-invested in Fund Projects. After the Investment Cutoff Date the Fund will make no further Fund Investments.

(ii)   After the Investment Cutoff Date, Net Fund Investment Receipts which represent Return of Capital (i.e., up to an amount equal to the corresponding Fund Investment), after the establishment of any Reserves, will be distributed at least annually to all Members, in proportion to their Contribution Percentages, as follows: (1) 100% to all Members until they have received a return of their investment plus a 10% per annum cumulative Priority Return on their investment.

(iii)   Net Fund Investment Receipts received in excess of Return of Capital plus the 10% cumulative Priority Return, regardless of when received, after the establishment of any Reserves, will be distributed to the Manager until the Manager shall have received its 40% interest in the Net Income of the Fund as described in Section 5.6(b); and

(iv) thereafter, after payment of the Manager's 40% Net Income percentage, to the Members *pro rata* to their Contribution Percentages.

CONFLICTS OF INTEREST

The Fund

Management and operation of the Fund will involve various conflicts of interest, including the following-

Fund Investments. Proceeds of the Offering may be invested in Projects owned or controlled by the Manager or its affiliates, including Projects sponsored by National Development, LLC, a real estate development company controlled by William J. Raike. While the Manager will use its best efforts to support such investments by independent appraisals as to value and legal and other advice as to investment and other decisions about these Projects for the benefit of the Fund, there is no

14

assurance that these decisions will all be made in a manner which fully protects the interests of the investors. See "Conflicts of Interest."

Other Companies. The Manager may to organize other companies with similar investment objectives and financing arrangements. No such company will invest in any Project identified by the Manager as suitable for the Fund, however, until the funds provided by the Fund are fully committed.

Common Ownership and Management. The senior executive officers and the directors of the Manager also have ownership interests in, and serve as senior executive officers and directors for other companies. Officers and directors of the Manager will also engage in other business activities. They will devote such time to the affairs of the Fund as the Manager deems necessary.

Legal Representation. Investors have not been represented by independent counsel in connection with the preparation of the Operating Agreement or in establishing the terms of this Offering.

Lack of Arm's-Length Negotiations. Agreements and arrangements, including those relating to compensation, between the Fund and the Manager or affiliates have not been and will not be the result of arm's-length negotiations. The amount of compensation of the Manager is not directly dependent on the economic performance of the Fund. The compensation plan may create conflicts between the interests of the Manager and those of the Fund.

Miscellaneous Conflicts. The Manager my encounter certain conflicts of interest arising from its authority as tax matters partner to make certain accounting decisions for the Fund and arising in connection with the allocation of expenses for services provided for the benefit of both the Fund and the Manager or any of its affiliates.

FIDUCIARY RESPONSIBILITY OF THE MANAGER

The Manager is accountable to the Members and the Fund as a fiduciary and consequently must exercise good faith and integrity in handling Fund affairs.

The Operating Agreement shields the Manager and affiliates from liability to the Members or the Fund, and indemnifies the Manager and its affiliates from and against any loss, judgment, liability; expense and amount paid in settlement of any claim sustained by them in connection with the Fund, except that such indemnity does not cover any liability which resulted from either Manager or its affiliates gross negligence, willful misconduct, fraud or other breach of fiduciary duty to the Fund or any Members, including breach of any contract between either Manager and the Fund and a course of conduct not determined by a Manager or an affiliate, in good faith, to be in the best interests of the Fund. As a result of such provisions, a Member may be entitled to a more limited right of action than he would otherwise have if such provisions were not included in the Operating Agreement.

To the extent that these indemnification provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, as amended, such indemnification, in the opinion of the Commission, is contrary to public policy and is, therefore, unenforceable.

RISK FACTORS

Investment in the Fund is speculative, and involves a high degree of risk. Only persons who can afford the loss of their entire investment in the Fund should consider it. The following constitute some of the potential risks of an investment. Prospective investors should carefully consider these risks and other risks and investment considerations noted in this Preliminary Offering Circular or which common sense or good business sense would indicate, and consult attorneys, accountants and financial advisors as needed, prior to making an investment. The following risks are not intended to be inclusive of all risks of investment in the Fund. Because the Fund is only recently formed, prospective investors do not have access to operating information that would be available to the purchasers of securities of a more established company.

Risks Relating to Fund Operations

No Operating History. The Fund has been recently formed and does not have any operating history on which to base any estimate of its future prospects. The President of the Manager has substantial securities and real estate experience. "See Management." The Manager does not have a record of prior performance. The Fund's proposed operations are subject generally to risks inherent in the establishment of a new business and specifically, a company primarily in the business of making equity investments in commercial and residential real estate. It will take several years to determine the feasibility and potential success of the Fund's operations. The Fund may incur losses during its initial years of operation.

Control by Manager. The Fund is, and for the foreseeable future will be, totally dependent upon the services of the Manager and affiliates. See "Management." Exclusively the Manager will make all decisions regarding management of the Fund's affairs. Accordingly, investors should not buy Units unless they are willing to entrust all aspects of management to the Manager or successor(s). Investors should carefully evaluate the personal experience and business performance of the Manager and its principals and the financial condition of the Manager. See "Management." The Manager may retain sub-managers and other independent contractors to provide various services. The independent contractors will have no fiduciary duty to the Fund or the Members, and may not perform as expected.

As a condition to investing in the Fund, investors will be required to execute the Operating Agreement or a document that binds them to the terms of the Operating Agreement. Investors are urged to read the Operating Agreement and to consult with their own counsel regarding the rights and obligations under Delaware law, including the rights and obligations of members of a Delaware limited liability company, and an investment in the Fund. Investors will be limited in the management of the Fund by the terms of the Operating Agreement, and investors will have no right to control the affairs

of the Fund except as specifically provided in the Operating Agreement. The affairs of the Fund will be managed by the Manager. See "Summary of the Operating Agreement."

Co-Investment. The Fund may co-invest in Projects with others related and unrelated to the Fund and its affiliates, directors, officers and owners. Co-ownership of a Project with one or more third parties involves a number of risks. Disputes may arise among the co-owners as to decisions to be made in relation to the management, operation, financing or sale of any jointly-owned asset. These disputes, if unresolved, could adversely affect the ability of the Fund to preserve or enhance the value of its investment in any such asset or to obtain proceeds from the operation, refinancing or disposition of such asset. See "Operating Agreement," Section 4.9, Co-Investment.

Project Investment. The Fund does not currently own any plants or properties. The Fund is dependent on the skill and experience of the Manager and the Manager's team of "due diligence" experts in identifying, evaluating and structuring Project investments. Projects are constantly subject to unforeseen environmental or undisclosed defects that were undiscovered and/or not known at the time of the purchase or that arise after purchase. Insurance may prove to be inadequate to protect a Project against unforeseen events. A Project may prove to be in a poor location. It may lack market appeal, or the market may be saturated by similar, competing properties. Financing for a Project may be available only on terms that make it unprofitable. Any of the foregoing risks may impact the Manager's ability to complete the investment cycle successfully and profitably and to provide the Fund with an adequate return on its investment.

Despite the opinion and research of the Manager, supporting market demographics and general business indicators, the ultimate success of an investment in a Project, particularly the value of any residual equity interests, will likely depend upon the management of each Project and its economic environment which will be subject to those risks typically associated with investments in real estate. Fluctuations in vacancy rates, operating expenses and tax rates can adversely affect operating results or render the sale of the refinancing of a Project difficult or unattractive. No assurance can be given that certain assumptions as to future sales prices or future levels of occupancy or rental rates for a Project or future operating costs will be accurate since such matters will depend on events and factors largely beyond the control of the Manager.

Financing. The Fund may incur debt to provide leverage, or to fund an unforeseen Project need or to protect the financial integrity of the Fund. Failure to obtain necessary debt financing could have a materially adverse effect on the Fund. If an insufficient amount of Units are sold during the Offering period, the Fund may need to obtain a loan or loans to complete financing of a Project. Moreover, if the Fund is unable to generate sufficient cash flow to meet its obligations, the earlier investors will incur greater risk and the Fund may be required to sell assets, obtain additional financing, or alternatively, liquidate.

Dependence on Professional Services. Each Project will require project management and other services provided by third parties such as architects, engineers, planners, attorneys, project controllers, sales and leasing personnel to make it a success. All these parties must coordinate their efforts under conditions of high stress with demanding deadlines. None of these third parties will be under the direct control of the Manager. The failure of any of these third party professionals to properly do a job on time and within budget can have a materially adverse impact on the profitability of a Project and the

17

Fund's investment it, including but not limited to, the ability to recruit purchasers, investors, tenants or guests, charge market rents, achieve appropriate levels of cash flow and achieve an attractive appreciation in value within the projected time periods.

Government Regulation. Ownership and operation of investment properties is subject, both directly and indirectly, to federal, state and local regulation. It is possible that the enactment of new laws or changes in the interpretation or enforcement of applicable codes, rules and regulations may have a substantial adverse effect on the operation and management of the property. Thus, laws, rules and regulations concerning matters such as, but not limited to, environmental protection or required additional equipment or features could have a substantial negative financial impact upon the Fund. Further, no assurances can be made regarding the current or future availability or cost of city or county services, community facilities (e.g., fire and police protection, waste disposal, etc.) or utility services (e.g., water, sewer, storm drainage, telephone, electricity, gas, etc.). Interruption in, changes in or the discontinuance of such services or facilities could have a material adverse effect on the business of each entity in which the Fund has an investment, and consequently, the Fund. No assurance can be given that existing or future federal, state and local statutes, rules and regulations relating to the environment may not significantly hinder the ultimate profitability of the Fund.

Indemnification of Manager's Employees and Officers. The Fund's Operating Agreement provides for the indemnification of the Manager, its officers, directors and employees or agents to the fullest extent permitted by law. It is possible that the indemnification obligations imposed under these provisions could result in a charge against the Fund's earnings and thereby affect the availability of the Fund's net income for distribution to the Unit holders. See "Operating Agreement," Section 4.8, Duty of Care; Indemnification.

Risks Relating to the Investment

Limited Transferability. Investors must understand and represent that they are acquiring Interests for investment and not with a view to distribution or resale. Investors must bear the economic risk of investment for an indefinite period of time. Units will be registered for only a limited public sale under Regulation A, an exemption available under the Securities Act of 1933 and applicable state "Blue Sky" or securities laws.

Lack of Diversification. Investors will acquire Interests in a Fund which invests in commercial and residential real estate Projects. While the Manager will endeavor to promote diversity, an investment in the Fund may not be adequately diversified geographically or diversified as to asset class or type. This lack of diversification could increase the risk of investing in the Fund, as performance could be largely dependent to a large extent on the stability, growth and profitability of the real estate business for developers and contractors in only a few geographic areas. Adverse economic or political conditions in a given area could have a material and adverse impact on any investment in the Fund.

Distributions. It is anticipated that distributions of Available Cash Flow will be made with respect to the Units. No assurance can be given that future net income of the Fund will be sufficient to permit making these distributions at any time in the future. See "Allocation of Profits and Losses" and "Member Distributions." Distributions, if any, may be paid from cash flow, refinancing or from reserves and will be subject to the payment of expenses and the maintenance of reserves. They may be

restricted or suspended if the Manager determines in its sole discretion that to do so would be in the best interest of the Fund. The Fund has no obligation to distribute sufficient cash from activities to enable Members to pay taxes on income generated by the Fund.

Manager's Discretion Over Use of Proceeds. The Operating Agreement gives the Manager total discretion over investments and other uses of the Fund's assets. Although the Preliminary Offering Circular sets forth a proposed use of proceeds from this Offering, the Manager has the right to make other allocations of the proceeds as conditions may dictate. As a result, the Fund's operations may not in actuality reflect the description contained in the Preliminary Offering Circular. See "Operating Agreement" - Section 2.5, Objectives of the Fund.

Conflicts of Interest. Proceeds of the Offering may be invested in Projects owned or controlled by the Manager or its affiliates. While the Manager will use its best efforts to support such investments by independent appraisals as to value and legal and other advice as to investment and other decisions about these Projects for the benefit of the Fund, there is no assurance that these decisions will all be made in a manner which fully protects the interests of the investors. See "Conflicts of Interest."

Ability to Attract Qualified Investors. The Offering may not attract sufficient qualified investors, resulting in under-capitalization of the Fund. This would negatively impact the Fund's ability to provide a consistent level of short term financing and to diversify its investments among a sufficient variety of Projects. See "Who Should Invest."

Tax Liabilities. The investor's tax liability may exceed his/her distributions and to the extent of such excess the payment of taxes will be an out-of-pocket expense for the investor. Upon sale or other disposition of the investor's Interests or upon sale (including foreclosure sale) or other disposition of Fund property, an investor's tax liabilities may exceed the cash he/she receives and, to the extent of such excess, the payment of such taxes will be out-of-pocket expenses for the investor. An audit of the Fund's tax return may result in an audit of the investor's personal tax return. See "Federal Income Tax Considerations."

MANAGEMENT

Raike Real Estate Management, Inc.:

Raike Real Estate Management, Inc., a Delaware corporation, is the Manager of the Fund. The Manager's executive offices are located at 117 Towne Lake Parkway, Suite 214, Woodstock, GA 30188, which is also the office of the Fund. William J. Raike is the President of the Manager.

William J. Raike has been licensed in the financial services industry for over 21 years. His brokerage career began as a financial representative in 1985 with an NASD member brokerage headquartered in Denver, Colorado. In 1988 Mr. Raike accepted a position as Vice President and

19

Branch Manager of the Atlanta, Georgia regional office. Mr. Raike later joined Davenport & Company, a NYSE member firm headquartered in Richmond, Virginia and subsequently owned an independently operated branch office of an NASD member firm. Mr. Raike formed Raike Financial Group, Inc. (now re-named Woodstock Financial Group, Inc.) in March of 1995 and was successful in growing the company from two registered representatives and approximately $200,000 in revenues to over 80 registered representatives and $10 million in revenues. Woodstock Financial Group, Inc. was picked for three consecutive years, 2003, 2004 and 2005 as one of Georgia's Top 100 Publicly Traded Companies by The Atlanta Journal and Constitution. Mr. Raike currently holds positions as Chairman of the Board, Chief Executive Officer and President and is licensed with the Series 4 (Registered Options Principal), 7 (General Securities Representative), 24 (General Securities Principal), 55 (Equity Trader) and 63 (State Securities License).

In addition to Mr. Raike's activities as President of Woodstock Financial Group, Inc., he is also manager of National Development, LLC, a real estate development company whose objective is to search out areas of the country where residential development may be undertaken in the path of urban expansion. National Development, LLC is currently undertaking the development of a 116 acre tract in the Shenandoah Valley of Virginia, near the towns of Staunton, Waynesboro and Charlottesville. Mr. Raike has also made successful real estate investments in residential properties on the Gulf Coast of Florida as well as timber properties in the Appalachian Mountains.

The officers and directors of the Manager serve without remuneration from the Fund. For information relating to fees and other payments to be made to the Manager, see "Management Compensation" relating to the Manager's fees and overhead allowance. The Manager will devote such time to the business and affairs of the Fund as it deems necessary to conduct the Fund's business.

Change in the Mangement of the Fund

By Special Consent

The Manager will not voluntarily withdraw from the Fund, except with Special Consent. In the event the Manager obtains Special Consent as required in the immediately preceding sentence, the Members may by Special Consent require the Manager instead to assign its entire interest as the Manager of the Fund, including all of its related rights and duties hereunder, but not any interest it may have as a Member in the Fund, to a substituted manager approved by Special Consent. No additional or substituted Manager will be admitted to the Fund except as provided for in the Operating Agreement. See "Operating Agreement" – Section 2.7, Withdrawal of Manager; Substituted Manager.

By Members

In the event the Manager is found by a court of appropriate jurisdiction (A) to have breached its fiduciary duties or committed fraud or any acts subject to criminal sanction punishable (if committed by an individual) by a term of imprisonment or (B) to have been grossly negligent or engaged in willful misconduct with respect to its material obligations under this Agreement or the Act, the Members will be entitled, with Special Consent, to (x) remove the Manager and dissolve the Fund or (y) require the Manager to assign its entire interest as the Manager of the Fund, including all of its

related rights and duties hereunder, but not its interest as a Member of the Fund, to a substituted Manager approved by Special Consent. See "Operating Agreement" – Section 4.4, Members' Removal Right.

BUSINESS OF THE FUND

WFG Real Estate Income Fund, LLC, a Delaware limited liability company (the "Fund") was formed on December 6, 2005. The Fund will provide equity financing, principally for the acquisition and development of undervalued commercial and residential real estate in different markets where the investment appears to be an appropriate fit with the Fund's investment purposes. The Fund offers Unit owners an opportunity to invest in the managed acquisition and enhancement of commercial and residential real estate properties in different markets as selected by the Manager. The Manager has not predetermined the amount to be invested in any particular Project. The Fund may also make investments with other developers and owners.

The Fund's investment strategy is to seek strong returns with moderate risk and low volatility. Such returns are generated by employing a value-added, opportunistic investment program in an effort to capture market inefficiencies resulting from a combination of factors that affect real estate values. The Manager will identify opportunities through an established network of local owner/operators and relationships with banks, trustees, law firms, portfolio servicers, title companies and other real estate service providers. The diversity of the United States creates a varying and localized real estate cycle that requires creative investment formats to capitalize on opportunities.

The Fund's initial investment objective is to engage in the acquisition and enhancement of commercial real estate properties in different markets. Such specification of purpose shall not constitute a limitation on the powers of the Fund to engage in any business permitted to limited liability companies under the laws of the State of Delaware. Any changes in the investment objectives of the Fund may be made in the sole discretion of the Manager. See "Operating Agreement," Section 2.5, Objectives of Fund.

FEDERAL INCOME TAX CONSIDERATIONS

IT IS IMPRACTICAL TO COMMENT ON ALL ASPECTS OF FEDERAL, STATE AND LOCAL LAWS, WHICH MAY AFFECT THOSE INVESTING IN THE FUND. THE FOLLOWING IS A DESCRIPTION OF CERTAIN FEDERAL INCOME TAX CONSIDERATIONS, WHICH MAY BE OF PARTICULAR SIGNIFICANCE TO INDIVIDUAL INVESTORS. THIS SUMMARY IS NOT INTENDED TO BE EXHAUSTIVE OR TO SERVE AS A SUBSTITUTE FOR CAREFUL PERSONAL TAX PLANNING OR TO BE CONSTRUED AS LEGAL OR TAX ADVICE. THE

MANAGER DOES NOT INTEND TO SEEK OR RECEIVE AN OPINION OF COUNSEL OR A RULING FROM THE INTERNAL REVENUE SERVICE CONCERNING ANY ASPECT OF THE FUND.

Consultation with Tax Advisors Strongly Suggested. A detailed analysis of a proposed investment in the Fund can be complicated and no attempt is made herein to provide that analysis. The Investor is strongly advised to consult with his own personal tax advisors concerning the tax consequences to such Investor of a proposed investment in the Fund.

Tax Treatment of the Fund. The Fund plans to be taxed as a partnership. IRS Regulations provide that a domestic LLC with two or more members shall be treated as a partnership. An organization classified as a partnership is not a taxable entity but rather a "pass through entity" through which tax deductions and taxable income are passed to the partners. This allows tax deductions and taxable income resulting from the Fund's operations to be passed to the Members. Thus the Members will be subject to tax on the income of the Fund, but no additional tax will be incurred by the Fund that may affect the Members and the Manager of the Fund.

The Fund is not a "tax shelter" in the conventional sense. An investment in the Fund is not expected to generate tax losses in excess of an investor's capital contribution and is not intended to generate tax losses in any year of the Fund. Accordingly, a Member's evaluation of an investment in the Fund should be based on the expected economic return from the investment, and an investment in the Fund should not be made with the intention of obtaining tax advantages normally associated with "tax shelters."

POTENTIAL INVESTORS SHOULD NOT PURCHASE INTERESTS FOR THE PURPOSE OF OBTAINING TAX LOSSES AND DEDUCTIONS WITH WHICH TO OFFSET INCOME FROM SOURCES OTHER THAN THE FUND. THE MANAGER DOES NOT ANTICIPATE THAT THE FUND WILL HAVE DEDUCTIONS IN EXCESS OF INCOME OR TAX CREDITS ON EXCESS OF THE TAX LIABILITIES ATTRIBUTABLE TO THE FUND IN ANY YEAR.

Audits. If a federal tax audit of the Fund occurs, the Manager may challenge any proposed tax adjustments. Any such tax adjustments will be financed, to the extent possible, out of the cash flow and/or capital funds of the Fund. However, ultimately the members must pay such audit costs. A Member whose individual return is audited will be required to bear the costs of such audit.

Excess Liabilities. The investor's tax liability may exceed his/her cash distributions in corresponding years and to the extent of such excess, the payment of such taxes will be an out-of-pocket expense for the investor. Upon sale or other disposition of a membership interest or, upon sale (including foreclosure sale) or other disposition of Fund Project(s), an investor's tax liabilities may exceed the cash he/she receives and to the extent of such excess, the payment of such taxes will be an out-of-pocket expense for the investor. Therefore, the investor may have a tax liability (i.e. have to pay taxes), due to the investor's investment in the Fund, and may not have received profits from the Fund (i.e. cash with which to pay the taxes). An audit of the Fund's tax return may result in an audit of the investor's personal tax return.

Potential investors should consult with appropriate tax advisors to consider their individual tax consequences for investment in the Fund. For advice on state tax laws applicable to your tax situation, you should seek the advice of your tax adviser.

Unrelated Business Taxable Income ("UBTI"). The Fund may generate unrelated business taxable income subject to a possible exception for Qualified Plans. Tax-exempt entities should consult their own tax counsel about the effect of any unrelated business taxable income.

Possible Disallowance of Various Deductions. The availability, timing and amount of deductions or allocations of income of the Fund will depend not only on general legal principles but also on various determinations that are subject to potential controversy on factual and other grounds. Such determinations could include, among others, whether fees paid to the Manager or its affiliates are deductible on the ground that such payments are excessive or constitute nondeductible distributions to the LLC Manager or an affiliate or otherwise. Additional issues could arise regarding the allocation of basis to buildings, land, leaseholds and personal property. If the IRS were successful, in whole or in part, in challenging the Fund on these issues, the federal income tax benefits of an investment in the Fund, if any, could be materially reduced.

Limitations on Losses and Credits from Passive Activities. Deductions in excess of income, i.e., losses from passive trade or business activities, generally may not be used to offset "portfolio income," i.e., interest, dividends and royalties, or salary or other active business income. Deductions from passive activities generally may be used to offset income from passive activities. Interest deductions attributable to passive activities are treated as passive activity deductions, and not as investment interest. Thus, such interest deductions are subject to limitation under the passive activity loss rule and not under the investment interest limitation. Credits from passive activities generally are limited to the tax attributable to the income from passive activities. Passive activities include trade or business activities in which the taxpayer does not materially participate, which would include holding an interest as a Member. Thus, the Fund's net income and net loss will constitute income and loss from passive activities. A taxpayer may deduct passive losses from rental real estate activities against other income if: (i) more than half of the personal services performed by the taxpayer in trades or businesses are performed in a real estate trade or business in which the taxpayer materially participates; and (ii) the taxpayer performs more than 750 hours of service during the tax year in real property trades or businesses in which the taxpayer materially participates. It is unlikely that any Member would qualify for this treatment.

Allocation of Net Income and Net Losses. For the allocations to members of income, gains, deductions, losses and credits under the Operating Agreement to be recognized for tax purposes, the allocations must possess substantial economic effect. It is possible that the IRS may claim that such allocations lack substantial economic effect. If any challenge to the allocation of losses to any Member were upheld, the tax treatment of the investment for such Member could be adversely affected.

Potential Limitation of Net Loss. You should be aware that you will only be able to use net losses up to the amount of your basis in your Units.

SUMMARY OF THE OPERATING AGREEMENT

The following is a brief summary of certain provisions of the Operating Agreement and certain other matters relating to the rights of the Members. The following statements as they relate to the terms of the Operating Agreement, merely summarize those provisions and are qualified in their entirety by reference to the Operating Agreement, a copy of which is included as Exhibit A to this Preliminary Offering Circular. Certain capitalized terms used in this summary are defined in the Operating Agreement.

Description of Interests

A Unit of Limited Liability Company Interest in the Fund represents an undivided interest in the equity ownership of the Fund. A subscriber shall be treated as a Member of the Fund as of the close of business of the day on which the Fund receives the funds representing such person's order from escrow or, in the case of a transfer of Interests, as of the date of effectiveness of such transfer as discussed below under Restrictions on Transfer. All rights of, and allocations to, Members will vest and be allocable to each Member as of the close of business on such day.

Voting Rights

Members have a limited right to vote on major transactions affecting the Fund (removal of Manager, sale, exchange of all assets, liquidation) as defined in the Operating Agreement. All other rights and powers of management and control are held and exercised by the Manager.

Liability of Members

Under the Operating Agreement liability of each Member is limited to the amount of his capital contribution to the Fund together with his share of undistributed profits and as otherwise provided by Delaware law. Under Delaware law and the terms of the Operating Agreement, a Member may, in certain circumstances, be required to return certain distributions made to him. See "Risk Factors" and "Allocations and Distributions."

Management of the Fund

The Manager shall have all of the rights, powers and obligations relative to the management of the Fund as set forth in the Operating Agreement. Members will take no part in the management, conduct or control of the Fund's business. Except as otherwise provided in the Operating Agreement,

the Manager has all specific rights and powers required for or appropriate to its management *of the* Fund's business.

Books, Records and Reports

The books and records, of the Fund will be maintained by the Manager or its duly authorized representative. Subject to the standards set forth in the Operating Agreement, any Member may obtain from the Manager information regarding the status of the business and financial condition of the Fund and such other information regarding the affairs of the Fund as is just and reasonable. The Manager is required to send certain reports to Members. See Reports to Members.

Restrictions on Transfer

Investors must understand and represent that they are acquiring Interests for investment and not with a view to distribution or resale. Investors must bear the economic risk of investment for an indefinite period of time. Units will be registered for only a limited public sale under Regulation A, an exemption available under the Securities Act of 1933 and applicable state "Blue Sky" or securities laws.

Subject to Articles VI of the Operating Agreement, a Member generally may not withdraw from the Fund prior to its termination. Subject to compliance with applicable law, a Member may transfer his Interest in the Fund only with the consent, of the Manager, which the Manager in its sole and absolute discretion may withhhold and which shall not be given if the Manager believes that such transfer (i) will jeopardize the status of the Fund as a partnership for federal income tax purposes or otherwise result in adverse tax consequences to the Fund or any Member, (ii) will terminate the Fund for federal income tax purposes or violate or cause the Fund to violate, any applicable law, (iii) is being made to a tax-exempt entity as such term is defined in Section 168(h) (2)(A) or in Section 51l(a) or (b) of the Code or to an entity that is purchasing the Interests on behalf of such a tax-exempt entity or (iv) is being made to a transferee who may directly or indirectly make or operate a secondary market or the substantial equivalent thereof in Limited Liability Fund Interests or any beneficial interest therein.

No Transfer of any Member's interest in the Fund, whether voluntary or involuntary, will be valid or effective, and no transferee will become a substituted Member, unless the prior written consent of the Manager has been obtained, which consent may be withheld by the Manager in its sole and absolute discretion.

A transferee who is to become a Member must meet the suitability standards and minimum purchase requirements applicable to an original subscriber residing in the state of such transferee and agrees to be bound by the Operating Agreement. To transfer Interests, a form which will be available from the Manager must be signed by both the transferor and transferee and returned to the Manager. Each transferring Member shall pay all reasonable expenses, including attorney's fees, incurred by the Manager or the Fund in connection with such transfer. No transfer of Interests in the Fund may be made to any person who is not a U.S. Person, except in the sole discretion of the Manager.

No Member may transfer his Interests unless the transferee certifies in writing to the Manager as follows:

(i) Such transferee, or beneficial owner meets the suitability requirements mandated by the Fund and, as may be imposed by the jurisdictions in which the Interests are sold;

(ii) Such transferee is not tax-exempt entity as such term is defined in Section 168(h) (2)(A) or in Section 51l(a) or (b) of the Code or an entity that is purchasing the Interests on behalf of such a tax-exempt entity;

(iii) Such transferee is not subject to backup withholding under the provisions of Section 3406(a)(1)(c) of the Code, and such transferee has non-foreign status for federal income tax purposes;

(iv) Such transferee has provided the Manager with his correct taxpayer identification number; and,

(v) Such transferee agrees that he will not directly or indirectly make or operate a secondary market or the substantial equivalent thereof for the limited liability company interests or any beneficial interest therein.

ANY PURPORTED TRANSFER OF AN INTEREST IN THE FUND WHICH IS NOT IN COMPLIANCE WITH THE OPERATING AGREEMENT IS NULL AND VOID.

A permitted transferee of Interests in the Fund shall be entitled to receive distributions and allocations from the Fund attributable to such Interests after the effective date of such transfer and shall be recognized by the Fund as holder of such Interests on the effective date of such transfer. Subject to the discretion of the Manager, the effective date of any transfer of an Interest shall be (i) the first day of the fiscal quarter in which the condition precedent to such transfer has been fulfilled if such final condition precedent is fulfilled on or prior be fifteenth day of the second month in such fiscal quarter or (ii) the first day of the next succeeding fiscal quarter if the final condition precedent to such transfer is fulfilled after the fifteenth day of the second month in such fiscal quarter.

Removal of the Manager

Subject to the provisions of Sections 4.4 of the Operating Agreement, in the event the Manager is found by a court of appropriate jurisdiction (A) to have breached its fiduciary duties or committed fraud or any acts subject to criminal sanction punishable (if committed by an individual) by a term of imprisonment or (B) to have been grossly negligent or engaged in willful misconduct with respect to its material obligations under the Operating Agreement or the Delaware Limited Liability Company Act, the Members will be entitled, with Special Consent, to (x) remove the Manager and dissolve the Fund in accordance with Section 7.1 or (y) require the Manager to assign, in accordance with Section 6.2(a), its entire interest as the Manager of the Fund, including all of its related rights and duties hereunder, but not its interest as a Member of the Fund, to a substituted Manager approved by Special Consent.

Term of Fund

The Fund exists until dissolved pursuant to Article VII of the Operating Agreement which provides for dissolution upon the happening of a number of events including, among other things, subject to the provisions of Section 7.1 of the Operating Agreement, the expiration of the Term of the Fund; a decision made by the Manager to dissolve the Fund; and, an action by Special Consent of the Members.

Reserves

The Manager is entitled to establish and maintain reserves in an amount subject to the discretion of the Manager. The reserve is initially established from the proceeds of this Offering but such proceeds allocated to the reserve will be invested in Projects to the extent that cash generated by the Fund and set aside for the reserve is sufficient to maintain the established reserve. Distributions will therefore be diminished by the amount of cash set aside to maintain the reserve.

Dissolution of Fund

Upon dissolution of the Fund, the Manager or other person acting as liquidator winding up the affairs of the Fund will determine in its discretion which assets of the Fund will be sold and which assets of the Fund will be retained for distribution in kind to the Members. Subject to the Act, after all debts, liabilities and other obligations of the Fund have been satisfied or duly provided for, the remaining assets of the Fund will be distributed to the Members in accordance with Article IV of the Operating Agreement.

Sale of Fund Property

Subject to the provisions of Section 4.2 of the Operating Agreement, the Manager will have full power and authority to purchase, sell, exchange, trade, and otherwise deal in and with Fund Investments and other assets of the Fund.

Amendments

Subject to Section 9.1 of the Operating Agreement amendments to the Operating Agreement may be made by the Manager with Majority Consent of the Members. The Manager may at any time without the consent of the Members amend the Schedule of Members to reflect any change required to be made therein pursuant to the terms of the Operating Agreement and other changes which are inconsequential and do not adversely affect the rights of the Members.

The Manager will give written notice of any amendment to all Members, which notice will set forth (a) the text of the proposed amendment or (b) a summary thereof and a statement that the text thereof will be furnished to any Member upon request.

Meetings of Members

Regular meetings of the Members are not planned. However, the Operating Agreement provides that the Manager may call a meeting at any time.

Any action which may be taken at a meeting of the Manager and Members may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by Members having not less than the minimum number of votes necessary to authorize such action at a meeting at which all Members were present and voted. Prompt notice of the taking of such action by less than unanimous written consent shall be given to those Members who have not consented in writing and to Members who have not affirmatively directed the voting of assigned limited liability company interests.

Limitations on Liability of the Manager; Indemnification

The Manager and its Affiliates (the "indemnified parties") will have no liability for, and the Fund will indemnify such indemnified parties against, any losses, judgements, liabilities, expenses and amounts paid in settlement of any claims sustained by them in connection with the Fund. See Management - Fiduciary Responsibility.

Power of Attorney

Each Member irrevocably constitutes and appoints the Manager as his attorney-in-fact to execute, acknowledge, deliver, swear to, file and record all instruments and all documents appropriate to carry out the provisions or purposes of the Operating Agreement.

REPORTS TO MEMBERS

The Fund will furnish Members with information relating to the Fund that is required to be set forth in the Member's individual federal income tax return no later than seventy-five (75) days after the end of each fiscal year. Not later than forty-five (45) days after the end of each calendar quarter, the Manager will prepare or cause to be prepared and will mail to each Member quarterly reports providing narrative and summary financial information on the Fund and the Fund Projects. Not later than ninety (90) days after the end of each Fiscal Year, the Manager will prepare or cause to be prepared and will mail to each Member audited financial statements of the Fund.

The Manager will upon the written request of, and at the expense of, a Member (i) promptly furnish to such Member any information such Member may require or reasonably request in addition to or other than the information set forth in Section 8.2(c) and (ii) render reasonable assistance to such Member to obtain available refunds or credits of (or reductions in or exemptions from) taxes incurred or withheld by the Fund with respect to such Member's share of Fund income or gain.

INDUSTRY DATA

According to an October 27, 2006 report published by McGraw-Hill Construction, "the value of new construction is forecast to reach $668 billion in 2007 a decline of just 1% over 2006."[1] And, although daily reports of doom and gloom in the construction market reflect declines in overbuilt markets such as Las Vegas, South Florida and California, demand for new construction in the Southeast United States is projected to increase. In North Carolina, for example, regions such as Greensboro-High Point and Raleigh-Cary are projected to grow at over 5%.[2] While in Virginia, new construction demand is expected to exceed 6.3% in Winchester and grow by more than 4% in the corridors around Roanoke-Blacksburg and Norfolk-Hampton Roads. All this corroborates the expression — "all real estate is local."

For investors the question remains one of determining where and what type of real-estate investment will produce the greatest return. To try and answer this question The Urban Land Institute, a Washington-based nonprofit planning and research group, and PricewaterhouseCoopers conducted a survey of 600 developers, investors, brokers, consultants and lenders for their annual report entitled Emerging Trends in Real Estate, 2007 (www.uli.org). The survey suggests that commercial real estate is returning to its norm as an income-producing investment as cash flows continue to grow.[3] For investors the recent pullback in the commercial real-estate market is good news, raising capitalization rates (the annual return on investment) by as much as 0.7 percentage points.[4] In conclusion, the Report lists five U.S. cities as "global pathways" (cities positioned geographically to become international 24-hour hubs like New York and San Francisco) with bright futures for real-estate investment. These include New York, Seattle, San Francisco, Los Angels and Washington.[5]

According to many analysts, residential real-estate markets are somewhat more problematic going forward following an increase of 58% in average home prices during the five years ended December 31, 2005.[6] And although prices have declined since then, many analysts, including Former Federal Reserve Chairman Alan Greenspan in an October 26, 2006 speech to the Commercial Finance Association, see "early signs of stabilization" in the housing market.[7] In fact many areas are projected

---

[1] Alex Frangos, "Housing Decline Sparks Slowdown in Construction", The Wall Street Journal, October 26, 2006.
[2] Ellen Florian Kratz, "Real Estate: Is the party over?" FORTUNE, December 16, 2005.
[3] Ryan Chittum, "Commercial Real-Estate Peak Seen", The Wall Street Journal, October 18, 2006.
[4] Ibid.
[5] Ibid.
[6] Ibid, Frangos.
[7] Ibid.

to continue to remain "far above their levels" of a few years back according to the Office of Federal Housing Enterprise Oversight.[8]

A cover story in the October 2006 issue of Southeast Real Estate Business entitled "Residential Equals Retail" outlines the trend in combined use residential and retail development. Although the projects discussed are enormous developments ranging from 300,000 square feet to over 850,000 square feet the information is applicable to smaller developments. These projects, which are located in Louisiana, Virginia and northern Florida, include full-service restaurants, specialty food stores, office space and retail shops as well as residential housing.[9]

THE OFFERING

Subscriptions will be accepted from and after the date of this Preliminary Offering Circular is qualified and until the Offering is fully subscribed or otherwise terminated. The Offering will terminate upon the earlier of (i) the date date it is fully subscribed or (ii) June 30, 2007 (the "Termination Date"). The Termination Date may be extended in the discretion of the Manager.

The minimum purchase per investor is one Unit. No property other than cash will be accepted in payment for Units. Each investor will be required to comply with the minimum purchase requirements and investor suitability standards of his state of residence or, if such investor's state of residence does not impose such standards or the Fund's standards are stricter, the minimum purchase requirements and the investor suitability standards imposed by the Fund. See "Who Should Invest."

The full purchase price for each Interest is payable at the time of subscription. A subscription is not subject to termination by an investor. Subscription funds tendered will be deposited in a segregated account pending review and approval of the subscription material and acceptance of the subscriber as a Member. At that time such funds will be released to the Fund and will be applied for the purposes set forth herein and the subscriber will then become a Member of the Fund.

Acceptance of Subscriptions

The Interests are offered subject to prior sale, subject to the right of the Manager to reject in whole or in part, any subscription and subject to the approval of certain legal matters by counsel and the satisfaction of certain other conditions. If the Manager rejects a subscription, the funds tendered with that subscription will be returned to the potential investor as soon as practicable after the rejection, along with notification of rejection. Any interest earned on such funds will be returned promptly after the closing next succeeding such rejection. The date of each closing has not been scheduled by the Manager because of the number of closings and the dates on which such closings will be held will depend upon the number of and times at which subscriptions are received and

---

[8] Ibid.

[9] Daniel Beaird, "Residential Equals Retail," Southeast Read Estate Business, October 2006.

accepted. Accordingly, a potential investor whose subscription is accepted nonetheless may have such investor's subscription funds in escrow for substantial periods of time.

How to Subscribe

A person wishing to purchase Units will be required to subscribe therefor by arranging for payment by check or wire transfer to the Fund by completing and executing the Subscription Agreement and Investor Suitability Questionnaire in the forms attached as Exhibit B to this Preliminary Offering Circular. The Manager will advise an investor of acceptance or rejection of the Subscription Agreement as promptly as practicable after receipt.

SUBJECT TO ACCEPTANCE OF THE INVESTOR'S SUBSCRIPTION FOR LIMITED LIABILITY COMPANY INTERESTS, PAYMENT FOR INTERESTS PURCHASED SHALL CONSTITUTE THE INVESTOR'S AGREEMENT TO THE TERMS AND CONDITIONS OF THE SUBSCRIPTION AGREEMENT AND THE OPERATING AGREEMENT AND THE AUTHORITY OF THE MANAGER TO EXECUTE THE SUBSCRIPTION AGREEMENT AND THE OPERATING AGREEMENT ON BEHALF OF THE INVESTOR.

Resale of Units

Investors must understand and represent that they are acquiring Interests for investment and not with a view to distribution or resale. Investors must bear the economic risk of investment for an indefinite period of time. Units will be registered for only a limited public sale under Regulation A, an exemption available under the Securities Act of 1933 and applicable state "Blue Sky" or securities laws.

Restrictions on Transfer – Operating Agreement

Subject to Articles VI of the Operating Agreement, a Member generally may not withdraw from the Fund prior to its termination. Subject to compliance with applicable law, a Member may transfer his Interest in the Fund only with the consent, of the Manager, which the Manager in its sole and absolute discretion may withhhold and which shall not be given if the Manager believes that such transfer (i) will jeopardize the status of the Fund as a partnership for federal income tax purposes or otherwise result in adverse tax consequences to the Fund or any Member , (ii) will terminate the Fund for federal income tax purposes or violate or cause the Fund to violate, any applicable law, (iii) is being made to a tax-exempt entity as such term is defined in Section 168(h) (2)(A) or in Section 511(a) or (b) of the Code or to an entity that is purchasing the Interests on'behalf of such a tax-exempt entity or (iv) is being made to a transferee who may directly or indirectly make or operate a secondary market or the substantial equivalent thereof in Limited Liability Fund Interests or any beneficial interest therein.

No Transfer of any Member's interest in the Fund, whether voluntary or involuntary, will be valid or effective, and no transferee will become a substituted Member, unless the prior written consent of the Manager has been obtained, which consent may be withheld by the Manager in its sole and absolute discretion.

A transferee who is to become a Member must meet the suitability standards and minimum purchase requirements applicable to an original subscriber residing in the state of such transferee and agrees to be bound by the Operating Agreement. To transfer Interests, a form which will be available from the Manager must be signed by both the transferor and transferee and returned to the Manager. Each transferring Member shall pay all reasonable expenses, including attorney's fees, incurred by the Manager or the Fund in connection with such transfer. No transfer of Interests in the Fund may be made to any person who is not a U.S. Person, except in the sole discretion of the Manager.

No Member may transfer his Interests unless the transferee certifies in writing to the Manager as follows:

(i) Such transferee, or beneficial owner meets the suitability requirements mandated by the Fund and, as may be imposed by the jurisdictions in which the Interests are sold;

(ii) Such transferee is not tax-exempt entity as such term is defined in Section 168(h) (2)(A) or in Section 511(a) or (b) of the Code or an entity that is purchasing the Interests on behalf of such a tax-exempt entity;

(iii) Such transferee is not subject to backup withholding under the provisions of Section 3406(a)(1)(c) of the Code, and such transferee has non-foreign status for federal income tax purposes;

(iv) Such transferee has provided the Manager with his correct taxpayer identification number; and,

(v) Such transferee agrees that he will not directly or indirectly make or operate a secondary market or the substantial equivalent thereof for the limited liability company interests or any beneficial interest therein.

ANY PURPORTED TRANSFER OF AN INTEREST IN THE FUND WHICH IS NOT IN COMPLIANCE WITH THE OPERATING AGREEMENT IS NULL AND VOID.

A permitted transferee of Interests in the Fund shall be entitled to receive distributions and allocations from the Fund attributable to such Interests after the effective date of such transfer and shall be recognized by the Fund as holder of such Interests on the effective date of such transfer. Subject to the discretion of the Manager, the effective date of any transfer of an Interest shall be (i) the first day of the fiscal quarter in which the condition precedent to such transfer has been fulfilled if such final condition precedent is fulfilled on or prior be fifteenth day of the second month in such fiscal quarter or (ii) the first day of the next succeeding fiscal quarter if the final condition precedent to such transfer is fulfilled after the fifteenth day of the second month in such fiscal quarter.

REDEMPTIONS

Membership interests will not be redeemable prior to the Investment Cutoff Date. After the Investment Cutoff Date Membership interest may be redeemed in the discretion of the Manager.

PLAN OF DISTRIBUTION

The Fund is offering on an any or all basis 1,000 Units of limited liability company interest at a price of $5,000 per Unit. The Fund will pay Offering and organizational expenses. The Fund will offer Units through the Manager only.

WFG Real Estate Income Fund, LLC will conduct its offering directly without the involvement of Woodstock Financial Group, Inc. or any other NASD registered broker dealer. No NASD registered broker dealer will receive any compensation for making sales of LLC interests. Units will not be sold through any broker-dealers, including Woodstock Financial Group, Inc.

SUMMARY OF PROMOTIONAL AND SALES MATERIAL

The Fund   WFG Real Estate Income Fund, LLC, a Delaware limited liability company (the "Fund") was formed on December 6, 2005. The Fund offers Unit owners an opportunity to invest in commercial and residential real estate properties in different markets as selected by the Manager. The Manager of the Fund is Raike Real Estate Management, Inc., a Delaware corporation.

The Manager   The Manager of the Fund is Raike Real Estate Management, Inc., a Delaware
and Sub-Manager   corporation. The Manager will make no initial cash capital contribution to the Fund. The Fund and the Manager maintain their offices at 117 Towne Lake Parkway, Suite 214, Woodstock, GA 30188, Tel. (770) 373-3416.

The Offering	1,000 Units of 10% Priority Membership Interest at $5,000 per Unit ($5,000,000) on an any or all basis.

Eligibility - To be eligible to purchase Units, prospective investors are required to comply with the Fund's suitability requirements. The Manager may in its sole discretion decline to accept subscriptions or permit transfers of Units. Units are not suitable investments for tax-exempt entities and subscriptions will not be accepted from such investors. In addition, certain states have established suitability requirements which are more restrictive than those established by the Fund.

Offering Period - Subscriptions will be accepted through June 30, 2007 (the "Termination Date") or until the Offering is fully subscribed or otherwise terminated. The Termination Date may be extended in the discretion of the Manager, but not beyond December 31, 2007.

Subscriptions – Investors may subscribe by executing the Subscription Agreement. By subscribing for Units each investor will be deemed to have made all of the representations and warranties set forth under "Who Should Invest" in the Preliminary Offering Circular and will be bound by all of the terms of the Operating Agreement and the Subscription Agreement.

Projects — The Fund will invest in commercial and residential properties ("Projects") selected by the Manager. The Fund will also invest with other developers and sponsors. The Fund may also invest in other Projects.

Fund Strategy — The Fund's investment strategy is to seek strong returns with moderate risk and low volatility. Such returns are generated by employing a value-added, opportunistic investment program in an effort to capture market inefficiencies resulting from a combination of factors that affect real estate values. The Manager will identify opportunities through an established network of local owner/operators and relationships with banks, trustees, law firms, portfolio servicers, title companies and other real estate service providers. The diversity of the United States creates a varying and localized real estate cycle that requires creative investment formats to capitalize on opportunities.

Management Fees — The Manager will receive no Management Fees for managing the Fund. The Manager will receive 40% of the Fund's Net Income after payment of the investors' 10% priority return.

Allocation of Income and Losses	Net Income will be allocated to the Members on a per Unit basis in each fiscal year first to offset any Net Losses that had previously been allocated and thereafter to the Members on a per Unit basis after allocation of the Manager's 40% Net Income interest.
Investment Receipts	Any amounts received by the Fund from investments whether such receipts constitute returns of capital, premium returns or contingent compensation and Interest Income (as defined in the Preliminary Offering Circular), are referred to "Investment Receipts."
Distributions	Investment Receipts will be accounted for on a Project-by-Project basis. Investment Receipts, net of all Fund Expenses (as defined below) allocable to the related Project ("Net Fund Investment Receipts"), will be distributed on a quarterly basis to all Members, in proportion to their Contributions, as follows:

i) Prior to the 36th month anniversary of the date the Offering terminates (the "Investment Cutoff Date"), Net Fund Investment Receipts from each Fund Investment in each Project, up to and including an amount equal to that Fund Investment ("Return of Capital"), will be retained by the Fund and re-invested in Fund Projects. After the Investment Cutoff Date the Fund will make no further Fund Investments.

(ii) After the Investment Cutoff Date, Net Fund Investment Receipts which represent Return of Capital, after the establishment of any Reserves, will be distributed at least annually 100% to all Members, to each in proportion to the Contributions of all Members,

(iii) Net Fund Investment Receipts received in excess of Return of Capital, regardless of when received, after the establishment of any Reserves, will be distributed at least annually to all Members, in proportion to their Contributions as follows:

First, 100% to all Members until they have received a 10% priority return;

Thereafter, after payment of the Manager's 40% Net Income percentage, to the Members *pro rata* to their interests.

Fund Expenses	The Fund will pay for the following expenses of the Fund (collectively, the "Fund Expenses"): organization expenses; selling expenses; operating expenses of the Fund, including the expenses of third party service providers such as legal counsel accountants and consultants; taxes, fees and government charges; transaction costs relating to investment operations; Management Fees; travel and entertainment expenses directly associated with Fund Investments; the Manager's overhead allowance and overhead expenses such as office and

equipment rental properly allocable to the Fund. Fund Expenses may be paid (or reimbursed to the Manager to the extent initially paid by the Manager) from Contributions or from Investment Receipts.

Reserves and Allowances

The Manager may, in its discretion provide for and withhold reasonable reserves and allowances ("Reserves") for Fund Expenses and Management Fees from any Investment Receipts and interest income.

Term and Termination

The Fund will terminate on December 31, 2020 unless earlier terminated pursuant to the Operating Agreement.

Redemptions

Membership interests will not be redeemable prior to the Investment Cutoff Date. After the Investment Cutoff Date Membership interest may be redeemed in the discretion of the Manager.

Transfers

Members may not transfer any of their interests, rights, or obligations with regard to the Fund without the prior consent of the Manager. Transfer of Membership Interests is also restricted under the securities laws and the terms of the Subscription Agreement.

Reports

Each Member will receive audited annual financial statements and quarterly reports providing narrative and summary financial information on the Fund and the Fund Investments.

Federal Income Tax Considerations

The Fund plans to be taxed as a partnership for Federal income tax purposes, so that each Member will take into account direclty his/her distributive share of all items of Fund income, gain, loss, deduction and credit.

Risk Factors

Investment in the Fund is speculative, and involves a high degree of risk. Only persons who can afford the loss of their entire investment in the Fund should consider it. The following constitute some of the potential risks of an investment: 1) No operating hisstory; 2) Control by Manager; 3) Co-investment; 4) Project investment; 5) Financing; 6) Dependence on professional services; 7) Government regulations; 8) Indemnification of Manager's employee's and officers; 9) Lack of diversification; 10) Distributions; 11) Manager's discretion over use of proceeds; 12) Conflicts of interest; 13) Ability to attract qualified investors; and 14) Tax liabilities.

Prospective investors should carefully consider these risks and other risks and investment considerations noted in this Preliminary Offering Circular or which common sense or good business sense would indicate, and consult attorneys, accountants and financial advisors as needed, prior to making an investment. The risks are not intended to be inclusive of all risks of investment in the Fund. Because the Fund is only recently formed, prospective investors do not have

access to operating information that would be available to the purchasers of securities of a more established company.

A detailed discussion of each risk factor associated with the Fund is found in the Prelimianary Offering Circular under "Risk Factors."

ADDITIONAL INFORMATION

Prospective Investors will be given the opportunity to ask questions of and obtain information about the Fund and the terms and conditions of the Offering, as set forth in this Preliminary Offering Circular, and may arrange for such opportunity by contacting the Fund at its office address set forth on the cover page. Furthermore, upon receipt of a written request, the Fund will provide any prospective investor with copies of documents referred to in this Preliminary Offering Circular to the extent such documents are in the Fund's possession or can be acquired without unreasonable effort or expense. Except for the historical information contained herein, the matters set forth in this Preliminary Offering Circular are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially. These risks are detailed in this Preliminary Offering Circular and other information provided by the Fund and the forward-looking statements speak only as of the date hereof. The Fund disclaims any intent or obligation to update these forward-looking statements.

WFG REAL ESTATE INCOME FUND, LLC

PRELIMINARY OFFERING CIRCULAR

OFFERING CIRCULAR MODEL B
Cross References

Item 1. Cover Page

(a) See Preliminary Offering Circular - *Cover Page*.
(b) See Preliminary Offering Circular - *Cover Page*.
(c) See Preliminary Offering Circular - *Cover Page*.
(d) See Preliminary Offering Circular - *Cover Page*.
(e) See Preliminary Offering Circular - *Cover Page*.
(f) See Preliminary Offering Circular - *Cover Page*.
(g) The Membership Interests will not be offered through underwriters. See Preliminary Offering Circular page 33 – *Plan of Distribution*.
(h) None Required
(i) See Preliminary Offering Circular – *Cover Page* and pages 16-19 – *Risk Factors*
(j) See Preliminary Offering Circular - *Cover Page*.

Item 2. Distribution Spread

(a) See Preliminary Offering Circular - *Cover Page*.
(b) Not applicable. See Preliminary Offering Circular page 33 - *Plan of Distribution*.
(c) See Preliminary Offering Circular page 11 - *Use of Proceeds*.

Item 3. Summary Information, Risk Factors and Dilution

(a) See Preliminary Offering Circular pages 16-19 - *Risk Factors*.
(b) The Issuer has not previously offered any securities. See Preliminary Offering Circular page 16 – *No Operating History*.

Item 4. Plan of Distribution

(a) The Membership Interests will not be offered though underwriters. See Preliminary Offering Circular page 33 - *Plan of Distribution*.
(b) See Preliminary Offering Circular page 33 - *Plan of Distribution*.
(c) See Preliminary Offering Circular page 33 - *Plan of Distribution*.
(d) See Preliminary Offering Circular page 33 - *Plan of Distribution*.
(e) (1) The Issuer has not made arrangements for return of funds to subscribers if all of the securities to be offered are not sold.

(2) The Membership Interests will not be offered through underwriters. See Preliminary Offering Circular page 33 - *Plan of Distribution*.

Item 5. Use of Proceeds

(1)   See Preliminary Offering Circular pages 11 and 12 - *Use of Proceeds* and *Management Compensation*, respectively.

(2)   Not applicable.

(3)   No material amounts of other funds are to be used in conjunction with the proceeds. See Preliminary Offering Circular page 11 - *Use of Proceeds*.

(4)   No material part of the proceeds will be used to discharge indebtedness. See Preliminary Offering Circular pages 11 and 12 - *Use of Proceeds* and *Management Compensation*, respectively.

(5)   No material amount of the proceeds is to be used to acquire assets outside the ordinary course of business. See Preliminary Offering Circular pages 11 and 12 - *Use of Proceeds* and *Management Compensation*, respectively.

(6)   See Preliminary Offering Circular page 21 – *Business of the Fund*.

Item 6. Description of Business

(a) (1)(i) Issuer has no operating history. See Preliminary Offering Circular pages 16 and 21 - *No Operating History* and *Business of the Fund*, respectively.

(ii)   Issuer has not made public any information concerning a new product or service which requires the investment of a material amount of its assets.

(iii)   Issuer has no operating history. See Preliminary Offering Circular page 16 - *No Operating History*.

(iv)   The Issuer does not have any employees. See Preliminary Offering Circular page 20 - *Management*.

(v)   There are no material effects upon the Issuer's capital expenditures or earnings for environmental control facilities for any material periods.

(2)   See Preliminary Offering Circular pages 17 and 18 - *Project Investment*; *Government Regulation*; and *Lack of Diversification*, respectively.

(3)(i) See preliminary Offering Circular page 17 - *Project Investment*.

(ii)   The Issuer has not prepared or provided any reports or memorandum for external use.

(b)   The Issuer is not required to provide segment information in its financial statements.

Item 7. Description of Property

The Issuer does not own any plants or physical properties. See Preliminary Offering Circular page 17 – *Project Investment.*

Item 8. Directors, Executive Officers and Significant Employees

(a) (1) The Issuer does not have any directors. See Preliminary Offering Circular page 20 - *Management.*
   (2) The Issuer does has not nominated any persons to become directors. See Preliminary Offering Circular page 20 - *Management.*
   (3) See Preliminary Offering Circular page 20 - *Management.*
   (4) The Issuer has not chosen any persons to become executive officers. See Preliminary Offering Circular page 20 - *Management.*
   (5) The Issuer does not have any significant employees. See Preliminary Offering Circular page 20 - *Management.*

(b) **Family Relationships**. See Preliminary Offering Circular page 20 - *Management.*

(c) **Business Experience**. See Preliminary Offering Circular page 20 - *Management.*

(d) **Involvement in Certain Legal Proceeding**

   (1) Not applicable to the Issuer. See Preliminary Offering Circular page 20 - *Management.*
   (2) No executive officer has been convicted in a criminal proceeding.

Item 9. Remuneration of Directors and Officers

(a) The Issuer does not have any officers or directors. See Preliminary Offering Circular page 20 - *Management.*

(b) See Preliminary Offering Circular page 12- *Management Compensation.*

Item 10. Security Ownership of Management and Certain Securityholders

(a)(1) The Issuer has not issued any securities. See Preliminary Offering Circular page 16 - *No Operating History.*
   (2) The Issuer has not issued any securities. See Preliminary Offering Circular page 16 - *No Operating History.*
   (3) The Issuer has not issued any securities. See Preliminary Offering Circular page 16 - *No Operating History.*

(b) The Issuer has not issued any securities. See Preliminary Offering Circular page 16 - *No Operating History*.

(c) The Issuer has not issued any securities. See Preliminary Offering Circular page 16 - *No Operating History*.

(d) The Issuer has not issued any options, warrants, or rights to purchase securities. See Preliminary Offering Circular page 16 - *No Operating History*.

(e) Raike Real Estate Management, Inc. See Preliminary Offering Circular page 20 - *Management*.

Item 11. Interest of Management and Others in Certain Transactions

(1) The Issuer has not had nor does it propose to have any director or officers. See Preliminary Offering Circular page 20 - *Management*.

(2) The Issuer has not had nor does it propose to have any nominees for election as director. See Preliminary Offering Circular page 20 - *Management*.

(3) The Issuer has not had nor does it propose to have any principal securityholder. See Preliminary Offering Circular page 20 - *Management*.

(4) The Issuer has not been incorporated; it is a limited liability company. See Preliminary Offering Circular - *Cover Page*.

(5) The Issuer does not have such relationships. See Preliminary Offering Circular page 20 - *Management*.

(6) See Preliminary Offering Circular page 20 - *Management*.

Item 12. Securities Being Offered

(a)(1) Not applicable to Issuer; Membership Interests are being offered. See Preliminary Offering Circular - *Cover page*.

(2) Not applicable to Issuer; Membership Interests are being offered. See Preliminary Offering Circular - *Cover Page*.

(b)(1) Not applicable to Issuer; Membership Interests are being offered. See Preliminary Offering Circular - *Cover Page*.

(2) Not applicable to Issuer; Membership Interests are being offered. See Preliminary Offering Circular - *Cover Page*.

(3) Not applicable to Issuer; Membership Interests are being offered. See Preliminary Offering Circular - *Cover Page*.

(4) Not applicable to Issuer; Membership Interests are being offered. See Preliminary Offering Circular - *Cover Page*.

(c)(1) Not applicable to Issuer; No warrants, rights, or convertible securities are to be issued by the Issuer. See Preliminary Offering Circular - *Cover Page*.

(2) See Preliminary Offering Circular - *Cover Page*.
(3) See Preliminary Offering Circular - *Cover Page*.
(4) See Preliminary Offering Circular - *Cover Page*.

(d) See Preliminary Offering Circular - *Cover Page*.

LIMITED LIABLITY COMPANY AGREEMENT

WFG REAL ESTATE INCOME FUND, LLC
(A Delaware Limited Liability Company)

The "Fund"

Raike Real Estate Management, Inc.
(A Delaware corporation)

The "Manager"

December 6, 2005

TABLE OF CONTENTS

Page

LIMITED LIABLITY COMPANY AGREEMENT

OF

WFG REAL ESTATE INCOME FUND, LLC

THIS LIMITED LIABLITY COMPANY AGREEMENT of WFG Real Estate Income Fund, LLC is made as of this 6th day of December, 2005 among (1) Raike Real Estate Management, Inc. ("Manager"), a Delaware corporation, and (2) the other parties which from time to time will have executed this Agreement and a Subscription Agreement as provided herein and be named as members in the Schedule of Members annexed hereto (the "Members").

RECITALS

WHEREAS, the parties hereto desire to establish a limited liability company pursuant to the laws of the State of Delaware, of which the parties from time to time specified in the Schedule of Members annexed hereto and designated as Members are the Members and Raike Real Estate Management, Inc., a Delaware corporation, is the Manager.

AGREEMENT

NOW, THEREFORE, in consideration of the provisions and of the mutual covenants herein contained, the parties agree as follows.

ARTICLE I
DEFINITIONS

For purposes of this Agreement, the following terms will have the indicated meanings.

"Act" means the Delaware Limited Liability Company Act, as the same may be revised or amended from time to time, or any successor law.

"Advisers Act" means the U.S. Investment Advisers Act of 1940, as amended from time to time.

"Affiliate" of any Person means any Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such Person, and the term *"Affiliated"* has a correlative meaning. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

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"Agreement" means this Limited Liability Company Agreement, as amended from time to time.

"Borrowing" means all types of borrowing, including without limitation secured, unsecured, recourse and non-recourse loans and short-term margin borrowings and includes guarantees of the obligations of other Persons.

"Business Day" means any day except a Saturday, Sunday, or other day on which commercial banks in Atlanta, Georgia, are authorized by law to close.

"Capital Account" has the meaning set forth in Section 5.5(a).

"Certificate" means the Certificate of Formation of the Fund filed with the Secretary of State of the State of Delaware pursuant to the Act.

"Code" means the U.S. Internal Revenue Code of 1986, as amended, or any successor law.

"Contribution" means, with respect to any Member, the cash contribution made by such Member pursuant to Article III as may be appropriately adjusted from time to time.

"Contribution Percentage" means, with respect to any Member or the Fund, as applicable, at any time, the percentage derived by dividing (i) such Member's Contribution by (ii) the sum of all Members' Contributions at such time. The sum of all Members' Contribution Percentages will always equal 100%.

"ERISA" means the U.S. Employees Retirement Income Security Act of 1974, as amended and as hereafter amended, or any successor law.

"Fiscal Year" means the calendar year, unless the Manager elects another fiscal year for the Fund that is a permissible tax year under the Code.

"Fund" means WFG Real Estate Income Fund, LLC.

"Fund Expenses" means Organizational Expenses and Operating Expenses as set forth in Section 4.5.

"Fund Investment" means an investment by the Fund.

"Fund Investment Receipts" has the meaning set forth in Section 5.2(b)

"Fund Project" means any investment by the Fund.

"Investment Company Act" means the U.S. Investment Company Act of 1940, as amended from time to time.

"Majority Consent" means the approval (including by written consent) of Members whose aggregate Contributions constitute at least a majority of the aggregate Contributions of all Members.

"Management Fee" means the management fee payable pursuant to Section 4.3.

"Manager" means Raike Real Estate Management, Inc., a Delaware corporation, or any other Person who, at such time, serves as the Manager of the Fund.

"Member" means, at any time, any Person who is admitted by the Manager as a member of the Fund and shown as such on the Schedule of Members as a member and *"Members"* means all Members.

"Members' Contributions" means, without duplication, all Members' Contributions.

"Membership Interest" means the interest of a Member in the profits, losses, right to receive distributions and other membership rights of the Fund as set forth in this Agreement. Said definition of "Membership Interest" is intended to comply with the definition of "limited liability company interest" as set forth in Section 18-101 of the Delaware Act, and shall be interpreted consistently therewith.

"Net Fund Investment Receipts" has the meaning set forth in Section 5.2(b).

"Net Income" shall mean the excess of (1) all items of income and gain derived by the Fund from its business and any other income or gain received by the Fund from any source whatsoever over (ii) all items of loss, deduction, expenses and credit attributable to the Fund's business for the applicable period.

"Net Loss" shall mean the excess of (1) all items of loss, deduction, expenses and credit attributable to the Fund's business, over (ii) all items of income and gain derived by the Fund from its business and any other income or gain received by the Fund from any source whatsoever for the applicable period.

"Organizational Expenses" has the meaning set forth in Section 4.5(a).

"Person" means any individual, partnership, corporation, limited liability company, trust, or other entity.

"Prime Rate" means the per annum interest rate that is publicly announced from time to time by The Chase Manhattan Bank, N.A. as its prime rate in New York for U.S. Dollars.

"Return of Capital" has the meaning set forth in Section 5.2(b) hereof.

"Schedule of Members" means the schedule attached hereto as Appendix A to this Agreement, showing the name, address, date of admission, and the initial capital contributions (and any adjustments thereto pursuant to Section 3.2) with respect to each Member, which Schedule will be maintained and amended by the Manager in accordance with this Agreement

"Special Consent" means the approval (including by written consent) of Members whose aggregate Contributions constitute at least two-thirds of the aggregate Contributions of the Members.

"Tax Rate" means the sum of U.S. Federal, state, and local marginal income tax rates (expressed as a decimal) for individuals resident in California in the highest marginal applicable income bracket for such year applicable to ordinary income or capital gains, as appropriate (taking into account the deductibility of state and local income taxes for Federal income tax purposes).

"Term" has the meaning set forth in Section 2.4(a).

"Transfer" means any sale, exchange, transfer, assignment, pledge or granting of another form of security interest, or other disposition by a Member of all or any part of an interest in the Fund (including without limitation a Membership Interest) to another party, whether voluntary or involuntary.

"U.S." or *"United States"* means the United States of America.

ARTICLE II
ORGANIZATION

2.1   Formation of Fund.

The Manager has filed a Certificate with the Secretary of State of the State of Delaware pursuant to the Act. The parties hereby agree to the terms and conditions of this Agreement. Throughout the Fund's term, the Manager is authorized, empowered, and directed to take whatever further steps are necessary to keep the Fund in good standing and in compliance with the Act, and the Manager will execute and file such other instruments, documents and certificates which, in the opinion of the Fund's legal counsel, may from time to time be required by the laws of any jurisdiction in which the Fund determines to conduct activities, or any political subdivision or agency thereof, or which such legal counsel may deem necessary, appropriate, or convenient to effectuate, implement, and continue the valid and subsisting existence and activities of the Fund.

2.2   Name of Fund.

The name of the Fund will be WFG Real Estate Income Fund, LLC, or such other name as the Manager may hereafter adopt upon (i) filing an appropriate amendment with the Secretary of State of the State of Delaware and (ii) sending notice thereof to the Members. The Fund will have the exclusive ownership and right to use the Fund name so long as the Fund continues, but upon the Fund's termination, the Fund will assign the name and the goodwill attached thereto to the Manager upon its request.

2.3   Principal Office.

The address of the principal office of the Fund is 117 Towne Lake Parkway, Suite 214, Woodstock, GA 30188. The Manager may change such place of business or establish additional places of business of the Fund as it may determine to be necessary or desirable. The Manager will promptly notify each Member of any such change in accordance with Section 9.3.

2.4   Term of Fund.

(a)   The term of existence of the Fund ("Term") commenced on the date on which the Certificate was filed with the Secretary of State of the State of Delaware and will continue until December 31, 2020, unless the Fund is sooner dissolved as provided in this Agreement.

(b)   Except as provided in the Act, the death, mental illness, dissolution, termination, liquidation, bankruptcy, reorganization, merger, sale of substantially all of the stock or assets of or other change in the ownership or nature of a Member, the admission to the Fund of a new Member, the withdrawal of a Member from the Fund, or the Transfer by a Member of its interest in the Fund to a third party will not cause the Fund to dissolve.

(c)   If, in the opinion of counsel to the Fund, changes in applicable law after formation of the Fund have materially adversely affected the ability of the Fund to pursue its investment objectives, the Manager may elect to cause an early termination of the Fund.

2.5   Objectives of Fund.

The Fund's initial investment objective is to engage in the acquisition and enhancement of commercial real estate properties in different markets. Such specification of purpose shall not constitute a limitation on the powers of the Fund to engage in any business permitted to limited liability companies under the laws of the State of Delaware. Any changes in the investment objectives of the Fund may be made in the sole discretion of the Manager.

The Fund may execute, deliver, and perform all contracts, agreements, and other undertakings and engage in all activities and transactions as may in the opinion of the Manager be necessary, appropriate, or convenient to carry out the foregoing objectives.

2.6   Admission of Members.

Upon the execution and delivery of a counterpart of this Agreement and a Subscription Agreement, each Person whose subscription for a Membership Interest has been accepted by the Manager will become a Member and will be shown as such on the books and records of the Fund. The Manager may also be admitted as a Member.

2.7   Withdrawal of Manager; Substituted Manager.

(a)   The Fund will have only one manager at any given time, unless otherwise agreed by the then-serving Manager and by the Members by Special Consent.

(b)   The Manager will not voluntarily withdraw from the Fund, except with Special Consent. In the event the Manager obtains Special Consent as required in the immediately preceding sentence, the Members may by Special Consent require the Manager instead to assign, in accordance with Section 6.2(a), its entire interest as the Manager of the Fund, including all of its related rights and duties hereunder, but not any interest it may have as a Member in the Fund, to a substituted manager approved by Special Consent. No additional or substituted Manager will be admitted to the Fund except as provided in this Section 2.7 or 6.2(a).

ARTICLE III
CONTRIBUTIONS

3.1   Contributions.

(a)   The Manager intends to capitalize the Fund by causing it to issue Units of Membership Interests in such amounts and such consideration as the Manager shall determine.

(b)   Each Member shall make the Contribution to the Fund set forth for that Member in the Schedule of Members attached hereto as Appendix A, in exchange for a Membership Interest equal to the Contribution Percentage set forth therein, which Contribution Percentage is derived by dividing (i) such Member's Contribution by (ii) the sum of all Members' Contributions at such time. Such Contribution Percentage may change from time to time to reflect changes in (i) or (ii) above.

(c)   The Manager shall not be required to make any capital contributions in its capacity as Manager of the Fund or otherwise. Notwithstanding the foregoing, the Manager or any of its officers, directors or shareholders may purchase Membership Interests, and to the extent of any such purchase, shall be treated and considered as Members. Each Member hereby agrees to make its Contribution entirely in cash or via wire transfer of immediately available funds to the Fund at the time of the closing with respect to its Membership Interest.

3.2   Additional Members; Increased Contributions.

(a)   At any time the Manager may in its discretion cause the Fund to admit other Persons as additional Members or allow any Member to increase its original Contribution. Upon the approval of the Manager of the admission of such Member and the execution and delivery of a counterpart of this Agreement, each such Person will become a Member of the Fund and will be shown as such on the books and records of the Fund, subject to the terms of this Agreement. Neither the admission of any additional Member to the Fund nor an increase in the original Contribution of any existing Member pursuant to this Section 3.2 requires the approval of the Members.

(b)   No additional Member will be admitted to the Fund, and no existing Member will be allowed to increase its original Contribution, if the admission of such Member or the increase of such Contribution would (i) jeopardize the status of the Fund as a partnership for U.S. Federal income tax purposes, (ii) cause a dissolution of the Fund under the Act, (iii) cause the Fund's assets to be deemed to be "plan assets" for purposes of ERISA, (iv) cause the Fund to be deemed to be an "investment company" for purposes of the Investment Company

Act, or (v) violate, or cause the Fund to violate, any applicable law or regulation, including any applicable U.S. Federal or state securities laws.

3.3   Temporary Investment of Funds.

Subject to a determination by the Manager in its sole discretion as to the amount of cash required in connection with the conduct of the Fund's activities, the Manager may deposit or invest all cash held by the Fund, including all amounts being held by the Fund for future investment in Fund Investments, payment of Fund Expenses, or distribution to the Members, in interest-bearing bank accounts, obligations of the United States government, its agencies, or instrumentalities; commercial paper; repurchase agreements; money market mutual funds; and, other short-term money market instruments.


ARTICLE IV
MANAGEMENT AND INVESTMENTS


4.1   Rights, Duties, and Powers of the Manager.

(a)   Subject to the terms and conditions of this Agreement, the Manager will have complete and exclusive responsibility for managing and administering the affairs of the Fund and will have the power and authority to do all things necessary, appropriate or convenient to carry out its duties hereunder.

(b)   Without limiting the generality of the Manager's duties and obligations hereunder, the Manager will have full power and authority:

(i)   to solicit investments in the Fund and to file all such documents and take all such other actions as may be necessary or appropriate to qualify Membership Interests in the Fund for offer and sale in any jurisdiction;

(ii)   to receive Contributions from Members;

(iii)   to conduct meetings of the Members;

(iv)   to open, maintain, and close bank accounts and custodial accounts for and in the name of the Fund and draw checks and other orders for the payment of money;

(v)   to disburse payments as provided for in this Agreement;

(vi)   to pay all Fund Expenses (including attorneys' fees);

(vii)   to engage such attorneys, accountants, and other professional advisers and consultants as the Manager may deem necessary, appropriate, or convenient for the affairs of the Fund;

(viii)   to furnish Members with the reports described in Section 8.2;

(ix)   to furnish Members with copies of all amendments to this Agreement;

(x)   to issue to any Member, in such form and on such terms as the Manager may consider necessary, appropriate, or convenient, an instrument certifying that such Member is the owner of an interest in the Fund;

(xi)   to prepare and file, on behalf of the Fund, any required tax returns and all other documents relating to the Fund and to make any elections (required or otherwise) in connection therewith;

(xii)   to commence or defend litigation that pertains to the Fund or any Fund assets;

(xiii)   to provide office space, staff, supplies, and equipment for the Fund's offices;

(xiv)   to cause the Fund, if and to the extent the Manager deems such insurance advisable, to purchase or bear the cost of (A) any insurance covering the potential liabilities of the Fund (including its indemnification of the Manager and Members as provided defined in Section 4.8), (B) fidelity insurance relating to the performance by the Manager of its duties to the Fund, provided that any such insurance purchased for the sole benefit of the Manager will be at the expense of the Manager;

(xv)   generally to provide all other executive and administrative undertakings for and on behalf of the Fund; and,

(xvi)   subject to the other terms and provisions of this Agreement, to cause the Fund to engage in Borrowings for any purposes.

(c)   The Manager agrees to use its reasonable efforts to operate the Fund in such a way that (i) registration of the Fund as an "investment company" under the Investment Company Act will not be required; and, (ii) the Manager will be in compliance with the Advisers Act. The Manager is hereby authorized to take any action it has determined to be necessary, appropriate or convenient in order for the Fund not to be in violation of the Investment Company Act or for the Manager not to be in violation of the Advisers Act, including making structural, operating, or other changes in the Fund, making structural or other changes in any Fund Investment, requiring the sale in whole or in part of any Member's interest in the Fund, or dissolving the Fund (pursuant to Section 7.1(b)); *provided* that any such change, cancellation, or requirement required as a result of a misrepresentation by, or internal change affecting, only one Member will, to the extent possible, be made in such a way as is reasonably acceptable to and will adversely affect only that Member.

(d)   The Manager will be the tax matters partner for purposes of Section 6231(a)(7) of the Code. Each Member agrees not to treat, without prior written notice to the Manager accompanied by an explanation by such Member's counsel, on its U.S. Federal income tax return, if any, or in any claim for a refund, any item of income, gain, loss, deduction, or credit

11

in a manner inconsistent with the treatment of such item by the Fund as reflected in the information furnished to such Member pursuant to Section 8.2. The Manager will have the exclusive authority and discretion to make any elections required or permitted to be made by the Fund under any provisions of the Code (including the election to be treated as a partnership for U.S. tax purposes) or any other revenue laws; *provided* that the Manager will not elect for the Fund to be excluded from the partnership taxation provisions of Subchapter K of the Code.

(e) The Manager will not permit the Fund to make any Fund Investment in any jurisdiction in which the making, holding, administering, or disposing of a Fund Investment by or on behalf of the Fund or exercise of any rights of a Member hereunder would cause the Members to lose their limited liability as provided by the Act. The Manager will be entitled to obtain and rely upon a legal opinion of counsel in such jurisdiction to such effect.

(f) The Manager may delegate to any Person or Persons any of the powers and authority vested in it pursuant to this Section 4.1 and may engage such Person or Persons to provide administrative and accounting services to the Fund, on such terms and conditions as it may consider appropriate; *provided* that the Manager will make all decisions with respect to the acquisition or disposition of Fund Investments and the exercise of any rights relating thereto, and the Manager will make all decisions with respect to all other investment management matters; and *provided further* that no such delegation will modify the obligations or liabilities of the Manager as a manager under the Act or under this Agreement.

4.2 Fund Investments.

(a) Subject to Sections 4.4, 4.6, and 9.1, the Manager will have complete and exclusive responsibility for all investment and investment management decisions to be undertaken on behalf of the Fund. Without limiting the foregoing, the Manager will have full power and authority:

(i) to purchase, sell, exchange, trade, and otherwise deal in and with Fund Investments and other assets of the Fund;

(ii) to make all decisions relating to the manner, method, and timing of investment transactions, to select brokers, dealers, or other financial intermediaries (including any firms with which the Manager is affiliated or associated) for the execution, clearance, and settlement of any transactions on such terms as the Manager considers appropriate, and to grant limited discretionary authorization to such persons with respect to price, time, and other terms of investment and trading transactions;

(iii) to borrow on behalf of the Fund for any purpose; and,

(iv) to arrange for the custody of Fund Investments acquired or held on behalf of the Fund, to direct custodians to deliver funds or securities for the purpose of effecting transactions, and to instruct custodians to exercise or abstain from exercising any right or privilege attaching to assets.

4.3   Management Fee.

The Manager will receive no Management Fee for managing the Fund.

4.4   Members' Removal Rights.

In the event the Manager is found by a court of appropriate jurisdiction (A) to have breached its fiduciary duties or committed fraud or any acts subject to criminal sanction punishable (if committed by an individual) by a term of imprisonment or (B) to have been grossly negligent or engaged in willful misconduct with respect to its material obligations under this Agreement or the Act, the Members will be entitled, with Special Consent, to (x) remove the Manager and dissolve the Fund in accordance with Section 7.1 or (y) require the Manager to assign, in accordance with Section 6.2(a), its entire interest as the Manager of the Fund, including all of its related rights and duties hereunder, but not its interest as a Member of the Fund, to a substituted Manager approved by Special Consent.

4.5   Expenses.

The Fund will pay for the following expenses of the Fund (collectively, "Fund Expenses"):

(a)   The Fund will pay all expenses of organizing the Fund ("Organizational Expenses"), including without limitation all selling expenses, reasonable accounting fees, legal fees, printing costs, travel expenses, and other expenses incurred by the Manager or the Fund in connection with the Regulation A offering of the 10% Priority Membership Interests; *provided* that Organizational Expenses shall not include any legal fees and expenses of the Members (including any legal fees and expenses incurred jointly by two or more of the Members), such amounts to be paid by the Members which incurred the fees and expenses.

(b)   The Fund will pay its own operating expenses ("Operating Expenses"), including the expenses of third party service providers such as legal counsel and accountants, taxes, fees and government charges, transaction costs relating to investment operations, Management Fees; travel and entertainment directly associated with Fund Investments and overhead expenses such as office and equipment rental properly allocable to the Fund. Fund Expenses may be paid (or reimbursed to the Manager to the extent initially paid by the Manager) from Contributions or from Fund Investment Receipts.

(c)   The Fund will pay to the Manager an overhead allowance of $10,000 per month. The Manager will pay for office and travel expenses and other costs incurred in connection with the supervision of Fund Investments. To the extent that its costs in connection with such activities exceed the overhead incurred by the Manager in connection with Fund Investments, such costs will be borne by the Manager.

(d)   The Manager will pay its own operating and overhead expenses not directly related to a Fund Investment or prospective investment. All operating and overhead expenses of the Manager allocable to the Fund shall be documented in a manner which permits them to be audited and verified as properly allocated.

(e)   The Manager will have discretion to pay Operating Expenses and Organizational Expenses from Contributions, from Investment Receipts.

(f)   Any extraordinary out-of-pocket expenses incurred by the Manager subsequent to the formation of the Fund in connection with special reports, audits, opinions, or, other documentation requested by a Member or group of Members and not otherwise required to be delivered hereunder will, unless approved by Majority Consent, be charged to and paid by the Member(s) requesting the same. If any Member fails to make all or any portion of a payment required under this Section 4.5(f), such Member will pay interest on the outstanding unpaid amount from and including the date such amount became due until the date of payment at a rate per annum equal to the Prime Rate plus five percent (5%), and the Manager will be entitled to exercise such rights as may be available to the Manager or the Fund at law or in equity to obtain payment of the amounts due (including without limitation the right of set-off).

4.6   Rights of Members.

Except as otherwise provided in this Agreement, the Members will take no part in the management or control of the Fund's business. Members have a limited right to vote on major transactions affecting the Fund (removal of manager, sale, exchange of all assets, liquidation) as set forth herein or as required by applicable law. Except as otherwise provided by law, the liability of each Member is limited to the amount of its Contribution.

4.7   Other Activities.

(a)   The Manager will be required to devote such time to the affairs of the Fund as in the reasonable judgment of the Manager may be necessary to manage and operate the Fund and will be free to serve any other Person in any capacity that it may deem appropriate in its discretion.

(b)   Each Member agrees that, subject to the other provisions hereof and to the extent permitted by applicable law (including without limitation the Advisers Act), the Manager and any other Member (and any partner, director, officer, member, shareholder, affiliate, or employee thereof) may engage in or possess an interest in other business ventures or commercial dealings of every kind and description, independently or with others, including without limitation management of other accounts, investment in, or financing, acquisition, and disposition of, securities, investment, and management counseling, brokerage services, serving as director, officer, adviser, or agent of any other company, partner of any partnership, or trustee of any trust, or entering into any other commercial arrangements, whether or not any such activities may conflict with any interest of the parties with respect to the Fund. The Members expressly agree that, except as otherwise provided herein, neither the Manager nor the Members will have any rights in or to such activities or any profits derived therefrom.

4.8   Duty of Care; Indemnification.

(a)   The Manager shall not be liable, responsible or accountable in damages or otherwise to any Member or the Fund for, and the Fund shall indemnify, defend and save Manager harmless from and against, any loss or damage incurred by reason of any act or omission performed or omitted by the Manager on behalf of the Fund in a manner believed by

the Manager to be within the scope of the authority granted to it by this Agreement or under the Act; *provided* that the Manager was not guilty of gross negligence, willful misconduct or fraud with respect to such act or omission. Any act or omission performed or omitted on advice of counsel, accountants and other independent experts to the Fund shall be conclusively deemed to have been performed or omitted without gross negligence, willful misconduct or fraud. The Manager may rely upon, and shall be protected in acting or refraining from acting based upon, any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties. Nothing herein shall limit the liability of the Manager to the Fund or the other Members with respect to (i) claims or damage resulting from such Manager's fraud, gross negligence or willful malfeasance and (ii) breach of any employment or other contract between the Manager and the Fund.

(b)   The Fund shall indemnify, defend and hold harmless to the fullest extent permitted by applicable law the Manager and the shareholders, controlling persons, officers, directors, employees and Affiliates of the Manager (herein referred to as "Manager Indemnitees") from and against any and all loss, claims, damages, liabilities joint and several, expenses, judgments, fines, settlements and other amounts (including reasonable legal fees and expenses) arising from any and all claims, demands, actions, suits or proceedings (civil, criminal, administrative or investigative) in which they may be involved, as a party or otherwise, by reason of (i) any act performed by any of them, or any omission or failure to act by any of them, if the performance of such act or such omission or failure to act was within the scope of the authority conferred upon the Manager by this Agreement or by law; or (ii) their management of, or involvement in, the business, operations or transactions of the Fund, or rendering of advice or consultation with respect thereto, or which relate to the Fund, the Fund Projects, or the properties, business, operations or transactions of the Fund; provided in all cases that in connection therewith the Manager Indemnitee shall have met the standard of care described in Section 4.8(a).

(c)   The Fund shall indemnify, defend and hold harmless to the fullest extent permitted by applicable law the Members and the partners, shareholders, controlling persons, officers, directors, employees and Affiliates of the Members (herein referred to as "Member Indemnitees") from and against any and all loss, claims, damages, liabilities joint and several, expenses, judgments, fines, settlements and other amounts (including reasonable legal fees and expenses) arising from any and all claims, demands, actions, suits or proceedings (civil, criminal, administrative or investigative) in which they may be involved, as a party or otherwise, by reason of any act performed by any of them, or any omission or failure to act by any of them, if the performance of such act or such omission or failure to act (i) was within the powers, rights and authority granted to such Member Indemnitees herein, and (ii) did not otherwise violate or contravene any provisions of this Agreement; *provided* that the Member Indemnities were not guilty of gross negligence, willful misconduct or fraud with respect to such act or omission.

4.9   Co-Investment.

The Fund may co-invest in Projects with others related and unrelated to the Fund and its affiliates, directors, officers and owners. The Manager may, but will be under no obligation to, provide co-investment opportunities in Fund Projects to the Members. The

Manager will have absolute discretion to determine whether it is possible or appropriate to allow any Members or other investors to make a co-investment in a Fund Project and to determine which Members, if any, will be offered the opportunity to so co-invest. The Manager will have no obligation to ensure that such opportunities to co-invest, or actual co-investments, are equally allocated among the Members.

ARTICLE V
DISTRIBUTIONS; CAPITAL ACCOUNTS; ALLOCATIONS

5.1   Distributions Generally.

Subject to the Act and the provisions of Article VII, distributions will be made in accordance with this Article V. Except as expressly set forth below, all calculations with respect to distributions will be made on the basis of each Member's Contribution Percentage.

5.2   Fund Investment Receipts.

(a)   Any amounts received by the Fund from Fund Investments, whether such receipts constitute returns of capital, premium returns or contingent compensation and Interest Income, are referred to in this Agreement as "Fund Investment Receipts." Fund Investment Receipts will be accounted for and tracked on a Project-by-Project basis.

(b)   Fund Investment Receipts, net of all Fund Expenses allocable to the related Fund Investment ("Net Fund Investment Receipts"), will be treated as follows:

(i)   Prior to the 36th month anniversary of the date the Offering terminates (the "Investment Cutoff Date"), Net Investment Receipts from each Fund Investment in each Project, up to and including an amount equal to that Fund Investment ("Return of Capital"), will be retained by the Fund and re-invested in Fund Projects. After the Investment Cutoff Date the Company will make no further Fund Investments.

(ii)   After the Investment Cutoff Date, Net Fund Investment Receipts which represent Return of Capital (i.e., up to an amount equal to the corresponding Fund Investment), after the establishment of any Reserves, will be distributed at least annually to all Members, in proportion to their Contributions Percentages, as follows: (1) 100% to all Members until they have received a return of their investment plus a 10% per annum cumulative Priority Return on their investment.

(iii)   Net Fund Investment Receipts received in excess of Return of Capital plus the 10% cumulative Priority Return, regardless of when received, after the establishment of any Reserves, will be distributed to the Manager until the Manager shall have received its 40% interest in the Net Income of the Fund as described in Section 5.6(b); and

(iv) thereafter, after payment of the Manager's 40% Net Income percentage, to the Members *pro rata* to their Contribution Percentages.

5.3   General Principles of Distribution.

(a)   Distributions prior to the dissolution of the Fund may take the form of cash or marketable securities; provided that the Manager has first made reasonable efforts to sell such marketable securities for cash. Upon the dissolution of the Fund pursuant to Section 7.1, distributions may include cash, marketable securities or other assets of the Fund.

(b)   Subject to Section 5.2 and Article VII, any distribution of any securities or other property constituting all or any portion of a Fund Investment will be made to the Members in accordance with each Member's Contribution Percentage. In any distribution of property in kind, the Manager will not discriminate among the Members but will in any such distribution (i) distribute to the applicable Member property of the same type and (ii) if cash and property in kind are to be distributed simultaneously in respect of any Fund Investment, distribute cash and property in kind in the same proportion to each such Member. Property to be distributed in kind will be valued on a date as near as reasonably practicable to the date of such distribution with appropriate discounts, including a liquidity discount. To the extent property to be distributed in kind cannot be reasonably divided among the Members, the Manager will make such divisions and distributions to the Members as it determines appropriate without adversely affecting the economic interests of the Members.

Notwithstanding the foregoing, if any Member notifies the Manager that such Member is prohibited by applicable law or regulation from holding directly the property to be distributed in kind, the Manager will, in lieu of making such distribution in kind to such Member and to the extent permitted by applicable law, use reasonable efforts to sell such property on such Member's behalf on terms acceptable to such Member and, upon such sale, the Manager will promptly distribute to such Member the net proceeds of such sale.

(c)   Notwithstanding the distribution provisions of Section 5.2, if the cumulative historic tax liability of the Manager calculated based on the Tax Rate, as of the date of distribution with respect to income or gain previously allocated to the Manager (after taking into account any loss or deduction allocated to the Manager for all fiscal years, or portions thereof, ending on or before such distribution date), exceeds the cumulative distributions made to the Manager through such distribution date pursuant to Section 5.2, the Manager will receive a distribution (an "Advance Tax Distribution") in an amount equal to such excess tax liability and the amount distributed to the Members pursuant to Section 5.2 will be reduced by the amount of such excess tax liability. The Advance Tax Distribution will be treated as an advance against any amounts otherwise distributable to the Manager hereunder and will be repaid to the Fund (for distribution to the Members under Section 5.2) out of the next amounts otherwise distributable to the Manager hereunder.

(d)   Any withholding or other taxes imposed on any proceeds from a Fund Investment solely by reason of a Member's interest in the Fund will be deemed to have been distributed to such Member pursuant to Section 5.2. Notwithstanding anything else contained in this Agreement, the Manager may, in its sole discretion, withhold from any distribution of cash or property in kind to any Member pursuant to this Agreement, the following amounts:

(i)   any amounts due from such Member to the Fund or the Manager pursuant to this Agreement to the extent not otherwise paid; and,

(ii)   any amounts required to pay or reimburse (A) the Fund for the payment of any taxes properly attributable to such Member or (B) the Manager for any advances made by the Manager for such purpose.

(e)   In the event of an assignment by the Manager of its entire interest as the Manager in the Fund pursuant to Section 6.2(a), all distributions thereafter payable to the Manager pursuant to Section 5.2 (other than in its capacity as a Member) will be paid to the new Manager; provided that any distributions which are attributable to values or other amounts which accrued prior to the effective date of such assignment will be distributed to the former Manager.

5.4   Loans and Withdrawals of Capital.

(a)   No Member will be permitted to borrow against, or to make an early withdrawal of, any portion of its Capital Account; *provided* that any Member who becomes subject to ERISA may request to withdraw its Membership Interest from the Fund, which approval may be granted or withheld in the Manager's sole discretion.

(b)   Members may not redeem their investments in the Fund prior to the Investment Cutoff Date except with the prior written consent of the Manager. Withdrawals will generally require a minimum of sixty (60) days advance notice.

5.5   Capital Accounts; Allocations.

(a)   **Capital Accounts.** There will be established for each Member on the books and records of the Fund a capital account (a "Capital Account"), which will initially be zero. The Capital Account of each Member will be:

(i)   credited with any Contributions made by such Member to the Fund;

(ii)   credited with any allocations of income, profit, or gain made to such Member under this Section 5.5;

(iii)   debited by the amount of cash or the fair market value of any property distributed to such Member; and,

(iv)   debited by any allocation of expense, deduction, or loss made to such Member under this Section 5.5.

It is intended that the Capital Accounts will be maintained at all times in accordance with Section 704 of the Code and applicable U.S. Treasury Regulations thereunder, and that the provisions hereof relating to the Capital Accounts be interpreted in a manner consistent therewith. The Manager will be authorized to make appropriate amendments to the allocations of items pursuant to this Section 5.5 in its discretion to comply with Section 704 of

the Code or applicable U.S. Treasury Regulations thereunder; *provided* that no such change will have an adverse effect upon the amount distributable to any Member hereunder.

Except as otherwise provided in this Section 5, the respective share of each Member in all Fund Net Income and Net Loss and each item of Fund income, gain, loss, deduction, credit and tax preference with respect thereto, including depreciation and any investment tax credit for each taxable year (all as computed for federal income tax purposes) shall be allocated to the Members in proportion to their Percentage Interest.

(b) **Allocation of Net Income.** After giving effect to the tax allocations described in Section 5.6, Net Income shall be calculated and allocated as follows:

(i) first, 100% to the Members until they have been allocated Net Income pursuant to this Section 5.5(b) equal to the aggregate amount of Net Losses allocated to such Persons pursuant to Section 5.5(d) plus a ten percent (10%) return on the Members' capital invested in the Fund;

(ii) not less than annually, after the allocations in (i) above, a Net Profits Allocation to the Manager equal to forty percent (40%) of the remaining pro-rata Net Income of the Fund, allocable to the Capital Account of each Member. Each Member will be charged for any such allocations attributable to its account, provided that the Manager in its discretion may waive any such Allocation to the Capital Account of any Member, based on the size of the Account, or who is the Manager or any officer, director or shareholder of the Manager; and

(iii) thereafter 100% to the Members.

(c) **Allocation of Fund Expenses.** Fund Expenses will be borne by the Fund and paid from Contributions or from Investment Receipts and allocated to each Member in accordance with its Contribution Percentage.

(d) **Allocation of Net Losses.** All net losses or deductions derived from Fund operations will be generally allocated first to offset any Net Income previously allocated and thereafter 100% among the Members in accordance with each Member's Contribution Percentage.

(e) **General Allocations.** Prior to dissolution of the Fund, the Fund's remaining net income or net loss (after giving effect to all other allocations in this Article V), and each item of income, gain, loss, deduction, or expense included in the determination of such net income or net loss, will be allocated among the Members in a manner consistent with the corresponding distributions made or to be made pursuant to this Article V.

(f) **Allocations upon Dissolution.** Upon the dissolution of the Fund, the realized gains and losses of the Fund attributable to sales of Fund Investments pursuant to Section 7.3 and the unrealized gains and losses in any Fund Investments to be distributed in kind pursuant to Section 7.3 will be allocated among the Members in a manner consistent with the distribution

principles set forth in this Article V (i.e. so that each Member's Capital Account balance is (to the maximum extent possible) equal to the amount which would be distributable to such Member in liquidating distributions).

5.6   Tax Allocations.

For all income tax purposes, each item of income, gain, loss, deduction, and credit of the Fund (as computed for tax purposes) will be allocated among the Members as nearly as possible in the same manner as the corresponding item of income, gain, loss, deduction or credit is allocated pursuant to Section 5.5 (and in accordance with the provisions of the U.S. Treasury Regulations under Section 704 of the Code applicable to allocations for tax purposes).

ARTICLE VI
TRANSFERS/REDEMPTIONS

6.1   Transfer of Interests of Members.

(a)   No Transfer of any Member's interest in the Fund, whether voluntary or involuntary, will be valid or effective, and no transferee will become a substituted Member, unless the prior written consent of the Manager has been obtained, which consent may be withheld by the Manager in its sole and absolute discretion. Transfer of Membership Interests is also restricted under the Securities laws and the terms of the Subscription Agreement.

(b)   The transferring Member, or its legal representative, will give the Manager written notice before making any voluntary Transfer and within thirty (30) days after any involuntary Transfer provide notice thereof to the Manager. If a Transfer occurs by reason of the death of a Member or assignee, the notice may be given by the duly authorized representative of the estate of the Member or assignee. The notice must be supported by proof of legal authority and valid assignment acceptable to the Manager.

(c)   In the event any Transfer permitted by this Section 6.1 could result in multiple ownership of any Member's interest in the Fund, the Manager may require one or more trustees or nominees to be designated to represent a portion of or the entire interest transferred for the purpose of receiving all notices which may be given and all payments which may be made under this Agreement and for the purpose of exercising the rights which the transferor as a Member had pursuant to the provisions of this Agreement.

(d)   No transferee of a Membership Interest will be entitled to any rights or benefits under this Agreement, including without limitation the rights of a Member, as a result of such transfer until it becomes a substituted Member. A transferring Member will remain liable to the Fund to the extent required under applicable law regardless of whether its transferee becomes a substituted Member. The Fund and the Manager will incur no liability for allocations and distributions made in good faith to the transferring Member until a written instrument of transfer has been received by the Fund and recorded on its books and the effective date of the Transfer has passed.

(e)   Each Member agrees with all other Members that it will not make or attempt to make any Transfer of its interest in the Fund except in accordance with this Section 6.1.

(f)   Any other provision of this Agreement to the contrary notwithstanding, the Manager prior to consenting to any Transfer in accordance with this Section 6.1 (i) may require the transferring Member to execute and acknowledge an instrument of transfer in form and substance satisfactory to the Manager and to reimburse the Fund for all expenses reasonably incurred in connection with the Transfer and (ii) will require the transferee to make certain representations and warranties to the Fund and Members, to accept, adopt and approve in writing all of the terms and provisions of this Agreement, and to agree to be bound thereby. A transferee will become a substituted Member effective upon the satisfaction of all of the conditions for such Transfer contained in this Section 6.1 on the date specified by the Manager.

(g)   No Member may transfer his Interest, or a portion thereof, unless the transferee certifies in writing to the Manager as follows: (i) Such transferee, or beneficial owner meets the suitability requirements mandated by the Fund and, as may be imposed by the jurisdictions in which the Interests are sold; (ii) Such transferee is not tax-exempt entity as such term is defined in Section 168(h) (2)(A) or in Section 511(a) or (b) of the Code or an entity that is purchasing the Interests on behalf of such a tax-exempt entity; (iii) Such transferee is not subject to backup withholding under the provisions of Section 3406(a)(1)(c) of the Code, and such transferee has non-foreign status for Federal income tax purposes; (iv) Such transferee has provided the Manager with his correct taxpayer identification number; and, (v) Such transferee agrees that he will not directly or indirectly make or operate a secondary market or the substantial equivalent thereof for Fund Interests or any beneficial interest therein.

(h)   In the event of a Transfer or in the event of a distribution of assets of the Fund to any Member, the Fund, in the sole and absolute discretion of the Manager, may, but will not be required to, file an election under Section 754 of the Code and in accordance with the applicable U.S. Treasury regulations, to cause the basis of the Fund's assets to be adjusted for Federal income tax purposes as provided by Sections 734 or 743 of the Code.

6.2   Transfer of Interest of Manager; Advisers Act.

(a)   The Manager may not assign (as such term is defined in the Advisers Act and the rules and regulations thereunder) its interest as Manager in the Fund or assign any of its rights or duties hereunder except with a Special Consent. The foregoing prohibition shall not prevent the Manager as Member from assigning all or any portion of the Manager's Membership Interest as provided in this Agreement. An assignment made in accordance with this Section 6.2(a) will not take effect until the Manager and the substituted Manager will have signed an assignment and accession agreement pursuant to which the substituted Manager agrees to assume and be bound by all provisions hereof. In the event the Manager is required, pursuant to Section 4.4, to assign its entire interest as the Manager in the Fund, the Manager (if it is also a Member) will have the right but not the obligation to withdraw as a Member from the Fund effective from the date of such assignment and will not be required to make any additional Contributions. Upon such withdrawal, the Manager will receive a distribution of cash in an amount equal to the fair value of the Manager's interest as a Member of the Fund, such fair value to be determined by an

independent valuation conducted by a Person proposed by the Manager and approved by Majority Consent. In the event that the Members do not so approve the Person proposed by the Manager to conduct such independent valuation within thirty (30) days after the Manager's written proposal, each of the Manager and the Fund's accountants will appoint a Person to each conduct independent valuations to determine the fair value of the Manager's interest as a Member of the Fund, and the fair value of the Manager's interest as a Member for purposes of this Section 6.2(a) will be equal to the average of the fair values determined pursuant to the independent valuations conducted by such two Persons.

(b)   Notwithstanding Section 6.2(a) hereof, the Manager may, without obtaining Special Consent or any other approval of the Members, assign from time to time a portion or all of its entire beneficial, but not legal, interest in the Fund, whether as the Manager or a Member, including without limitation its entitlement as the Manager to receive distributions from time to time pursuant to Section 5.3 hereof and the related allocations, to individuals who provide services to the Manager or its Affiliates (or a spouse of any such individual or a Person controlled by any such individual), as from time to time selected and determined by the Manager, on such terms and conditions as may be approved by the Manager; *provided* that no such assignment will modify the obligations of the Manager as a Manager under the Act or under this Agreement.

6.3   Redemptions

Members may not redeem their investments in the Fund prior to the Investment Cutoff Date.   After the Investment Cutoff Date Membership interest may be redeemed in the discretion of the Manager.

ARTICLE VII
LIQUIDATION

7.1   Dissolution.

Subject to the Act, the Manager will file a notice of dissolution in accordance with the Act and the Fund will be dissolved and its affairs will be wound up upon the earliest of

(a)   the expiration of the Term of the Fund provided in Section 2.4(a);

(b)   a decision made by the Manager, pursuant to Section 2.4(c) hereof, to dissolve the Fund; and,

(c)   an action by Special Consent of the Members pursuant to Section 4.4 hereof.

7.2   Liquidation of Fund Interest.

Upon dissolution of the Fund, the Manager as liquidator will promptly liquidate the business and administrative affairs of the Fund, unless a court of competent jurisdiction otherwise orders on the application of any Member or creditor of the Fund.

7.3 Distribution Upon Dissolution of the Fund.

Upon dissolution of the Fund, the Manager or other person acting as liquidator winding up the affairs of the Fund will determine in its discretion which assets of the Fund will be sold and which assets of the Fund will be retained for distribution in kind to the Members. Subject to the Act, after all debts, liabilities and other obligations of the Fund have been satisfied or duly provided for, the remaining assets of the Fund will be distributed to the Members in accordance with Article IV.

7.4 Withdrawal of a Member.

(a) Except as otherwise provided in Article V or VI, a Member may not withdraw from the Fund prior to its termination. Withdrawals generally require sixty (60) days advance notice.

(b) Upon the death or incompetency of an individual Member, such Member's executor, administrator, guardian, conservator, or other legal representative may exercise all of such Member's rights for the purpose of settling such Member's estate or administering such Member's property.

(c) Except as expressly provided in this Agreement, no event affecting a Member (including bankruptcy or insolvency) will affect the Fund.

ARTICLE VIII
BOOKS AND RECORDS;
ACCOUNTING AND VALUATIONS

8.1 Books and Records; Accounting Method.

(a) The Manager will maintain or cause to be maintained at its principal office (or at such other place as the Manager will advise the Members in writing) complete and accurate books and records of the Fund required by law, this Agreement, or otherwise. Such books and records will be available, upon five (5) Business Days' advance notice to the Manager, for inspection and copying at reasonable times during business hours by each Member or its duly authorized agents or representatives for a purpose reasonably related to such Member's interest in the Fund.

(b) Except as otherwise expressly provided herein, the Fund's books of account, for purposes of the reports to be given to Members pursuant to Section 8.2, will be kept in accordance with generally accepted accounting principles, except that valuations of Fund Investments will be determined in accordance with Section 8.2.

(c) Except for information otherwise required to be provided or made available to Members pursuant to this Agreement, the Manager may keep confidential from the Members any information that the Fund or the Manager is required by law or by agreements with any Person to keep confidential.

8.2 Reports.

(a)   The books of accounts and records of the Fund will be audited as of the end of each Fiscal Year by the Fund's independent certified public accountants. The Fund's independent public accountants will be reputable independent certified public accounting firms selected from time to time by the Manager in its discretion; *provided* that each time the Manager selects a new independent certified public accounting firm for the Fund, the Manager will either (i) arrange for the previous and the newly engaged accounting firm each to provide a letter to the Members confirming whether any material disagreement existed between the previous accounting firm and the Manager with respect to any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure relating to the Fund or (ii) obtain Majority Consent for such new accounting firm.

(b)   Not later than forty-five (45) days after the end of each calendar quarter, the Manager will prepare or cause to be prepared and will mail to each Member quarterly reports providing narrative and summary financial information on the Fund and the Fund Projects.

(c)   Not later than ninety (90) days after the end of each Fiscal Year, the Manager will prepare or cause to be prepared and will mail to each Member audited financial statements of the Fund.

(d)   Within seventy-five (75) days after the end of each Fiscal Year, the Manager will prepare or cause to be prepared and transmit to each Member such information as may be required to enable each Member to report for U.S. Federal income tax purposes its distributive share of each item of Fund income, gain, loss, deduction, or credit for such year, including information as to any unrelated business taxable income and copies of all tax returns filed by the Fund in the United States or any other jurisdiction. The Manager will mail such materials to (i) each Member and (ii) each former Member (or its successors, assigns, heirs, or personal representatives) who may require and request in writing such information in preparing its U.S. Federal income tax return.

(e)   The Manager will upon the written request of, and at the expense of, a Member (i) promptly furnish to such Member any information such Member may require or reasonably request in addition to or other than the information set forth in Section 8.2(c) and (ii) render reasonable assistance to such Member to obtain available refunds or credits of (or reductions in or exemptions from) taxes incurred or withheld by the Fund with respect to such Member's share of Fund income or gain.

ARTICLE IX
GENERAL PROVISIONS

9.1   Amendment of Agreement.

(a)   Except as otherwise provided in this Section 9.1, this Agreement may be amended, in whole or in part, by the consent of the Manager with Majority Consent of the Members; *provided* that no amendment of this Agreement will:

(i)   without Special Consent, amend Section 2.4, Section 4.4, or this Section 9.1;

(ii)   without the approval of each adversely affected Member (if any), (A) increase the liability of a Member beyond the liability of such Member expressly set forth in this Agreement or otherwise adversely modify or affect the limited liability of such Member, (B) decrease the interest in the Fund of any Member (other than as elsewhere specifically provided in this Agreement), or (C) change the method of calculation of distributions or allocations made under Article IV to any Member; or,

(iii)   without the approval of Members making Contributions representing the percentage of Contributions specified in any provision of this Agreement required for any action or approval of the Members, amend such provision.

(b)   The Manager may at any time without the consent of the Members:

(iv)   amend the Schedule of Members annexed hereto to reflect any change required to be made therein pursuant to the terms of this Agreement;

(v)   correct a mistake, clerical or technical error, ambiguity, or omission of this Agreement;

(vi)   restate this Agreement together with any amendments hereto which have been duly adopted in accordance herewith, to incorporate such amendments in a single, integrated document; and,

(vii)   amend this Agreement (other than with respect to the matters set forth in Section 9.1(a)) to effect compliance with any applicable law or regulation; *provided* that any such amendment that would adversely affect any Member will be adopted in accordance with Section 9.1(a)(ii).

(c)   The Manager will give written notice of any amendment to this Agreement (other than any amendment of the type contemplated by clause (i), (ii) or (iii) of Section 9.1(b)) to all Members, which notice will set forth (x) the text of the proposed amendment or (y) a summary thereof and a statement that the text thereof will be furnished to any Member upon request.

9.2   **Special Power of Attorney.**

(a)   Each Member hereby irrevocably and forever makes, constitutes, and appoints the Manager, with full power of substitution, the true and lawful representative and attorney-in-fact of, and in the name, place and stead of, such Member, with the power from time to time to make, execute, sign, acknowledge, swear to, verify, deliver, record, file and/or publish

(i)   an amendment to this Agreement which complies with the provisions of this Agreement (including the provisions of Section 9.1);

(ii) any admission agreement admitting additional Members to the Fund in accordance with the terms of this Agreement; and,

(iii) all such other instruments, documents, and certificates which, in the opinion of legal counsel to the Fund, may from time to time be required by the laws of the State of Delaware, the United States, or any other jurisdiction in which the Fund may determine to have investments or activities, or any political subdivision or agency thereof, or which such legal counsel may deem necessary or appropriate to effectuate, implement, and continue the valid and subsisting existence and business of the Fund as a Delaware limited liability company or to effect the dissolution or termination of the Fund, including without limitation any signature(s) to this Agreement and/or any amendment or supplement thereto, on behalf of such Member.

(b) Each Member is aware that the terms of this Agreement permit certain amendments to this Agreement to be effected and certain other actions to be taken or omitted by or with respect to the Fund without the consent of such Member. If an amendment of the Certificate or this Agreement or any action by or with respect to the Fund is taken by the Manager in the manner contemplated by this Agreement, each Member agrees that, notwithstanding any objection which such Member may assert with respect to such action, the Manager is authorized and empowered, with full power of substitution, to exercise the authority granted above in any manner which may be necessary, appropriate, or convenient to permit such amendment to be made or action lawfully taken or omitted. Each Member is fully aware that each Member will rely on the effectiveness of this special power-of-attorney with a view to the orderly administration of the affairs of the Fund.

(c) Each Member agrees not to take any action to revoke the power-of-attorney hereby granted. The power-of-attorney hereby granted will survive the delivery of an assignment by a Member of the whole or any portion of its interest in the Fund, except that where the assignee thereof has been approved by the Manager for admission to the Fund as a substituted Member, this power-of-attorney given by the assignor will survive the delivery of such assignment for the sole purpose of enabling the Manager to execute, acknowledge, and file any instrument necessary to effect such substitution.

9.3 Notices.

Notices which may or are required to be given under this Agreement by any party to another will be given by hand delivery, by facsimile (acknowledgment of receipt requested), or by registered or certified mail (return receipt requested); will be addressed to the respective parties hereto at the principal office of the Fund, at their addresses as set forth on the Schedule of Members, or to such other addresses as may be designated by any party hereto by notice addressed to the Manager in the case of notice given by any Member, and to each of the Members in the case of notice given by the Manager; and will be deemed to have been given when delivered by hand or on the date indicated as the date of receipt on the acknowledgment or return receipt.

9.4   Agreement Binding Upon Successors and Assigns.

This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors, but the rights and obligations of the Manager hereunder will not be assignable, transferable, or delegable except as provided in Section 4.1(f) or 6.2, and any attempted assignment, transfer, or delegation thereof which is not made pursuant to the terms of Section 4.1(f) or 6.2 will be void, unless ratified by Majority Consent.

9.5   Not for Benefit of Creditors.

This Agreement is not intended for the benefit of non-Member creditors and no rights are granted to non-Member creditors under this Agreement.

9.6   Consents.

All consents, agreements, or approvals provided for or permitted by this Agreement will be in writing and a signed copy thereof will be filed and kept with the books of the Fund.

9.7   Approvals.

Each Member agrees that, except as otherwise specifically provided herein and to the extent permitted by applicable law, for purposes of granting the approval of the Members with respect to any proposed action of the Fund, Majority Consent approval will bind the Fund and each Member and will have the same legal effect as the written approval of each Member.

9.8   Confidentiality.

Each Member will use its best efforts to maintain the confidentiality of (i) "Non-Public Information" (as defined below) and (ii) the identity of all other Members and their Affiliates unless otherwise required by law or any governmentally imposed reporting or disclosure obligations, including without limitation any law regarding the freedom of information to which it may be subject; *provided* that each Member may disclose Non-Public Information to (x) Persons who hold equity interests in such Member for purposes of reports required to be provided by such Member to such Persons, as long as each such Person has agreed in writing to be bound by substantially the same confidentiality obligation as set forth in this Section 9.8 and (y) on as "need-to-know" basis, its and its Affiliates' officers, directors, employees, agents, legal counsel, accountants and professional consultants as reasonably necessary or appropriate; and *provided further* that each Member may, after notice to the Manager, correct any false or misleading information which becomes public concerning such Member's relationship to the Fund, the Manager, or any Person in which the Fund holds, or contemplates acquiring, any Fund Investment.   As used in this Section 9.8, "Non-Public Information" means information regarding the Fund (including information regarding any Person in which the Fund holds, or contemplates acquiring, any Fund Investment), reports to the Members or otherwise pursuant to this Agreement, but does not include information that (i) was publicly known at the time such Member receives such information pursuant to this Agreement or (ii) subsequently becomes publicly known through no act or omission by such Member.

9.9   Arbitration.

Any claim, controversy or dispute between or among the parties to this Agreement (collectively, the "Parties" and individually, as "Party") which arises out of or relates to (i) this Agreement including without limitation any extensions, renewals, and amendments thereof, (ii) any negotiations, correspondence or communications relating to the Agreement, whether or not incorporated therein, (iii) the administration or management of the Fund, or (iv) any alleged agreements, promises, representations, or transactions in connection with the items described in clauses (i)-(iii), including without limitation any claim, controversy or dispute which arises out of or is based upon an alleged tort, will at the written request of any Party be determined by binding arbitration. The arbitration will be initiated and conducted in Atlanta, Georgia under the then-existing Commercial Rules of the American Arbitration Association (the "AAA") before one neutral arbitrator (who is knowledgeable and has significant experience in the motion picture industry) appointed in accordance with the Commercial Arbitration Rules of the AAA, and judgment upon the award rendered by the arbitrator may be entered in and enforceable by any court having jurisdiction. In connection with such arbitration, the Parties hereby expressly, intentionally, and deliberately waive any right they may otherwise have to trial by jury of such claim or controversy.

9.10   Miscellaneous.

(a)   Any consent, approval, or vote required by this Agreement may be given or taken as follows:

(i)   by a written consent given by the consenting Member; or,

(ii)   by the affirmative vote by the consenting Member to the doing of the act or thing for which the consent is solicited at any meeting duly called and held to consider the doing of such act or thing.

(b)   This Agreement constitutes the entire agreement among the parties. It supersedes all prior discussions, negotiations, agreements, and understandings among them with respect to the subject matter hereof, and it may not be modified or amended in any manner other than as set forth herein.

(c)   This Agreement and the rights of the parties hereunder will be governed by and interpreted in accordance with the laws of the State of Delaware without regard to its principles governing choice of laws.

(d)   Except as otherwise specifically provided herein, this Agreement will be binding upon and inure to the benefit of the parties and their legal representatives, heirs, administrators, executors, successors, and assigns.

(e)   Wherever from the context it appears appropriate, each term stated in either the singular or the plural will include the singular and the plural, and pronouns stated in the masculine, the feminine, or neuter gender will include the masculine, the feminine and the neuter.

(f)   Captions contained in this Agreement are inserted only as a matter of convenience and in no way define, limit or extend the scope of intent of this Agreement or any provision hereof.

(g)   If any provision of this Agreement, or the application of such provision to any Person or circumstance, is held invalid or unenforceable in a jurisdiction, such holding of invalidity or unenforceability will have no effect in any other jurisdiction and the remainder of this Agreement, or the application of such provision to Persons or circumstances other than those to which it is so held invalid or unenforceable, will not be affected thereby.

(h)   This Agreement may be executed in several counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.

(i)   Each of the Members hereby irrevocably waives any and all rights that it may have to maintain any action for partition of any of the Fund's property.

(j)   Each of the Members (other than the Manager) hereby waives any right (i) to seek injunctive or equitable relief with respect to any breach of this Agreement by the Manager or other Member(s), (ii) to rescind this Agreement, or (iii) to enjoin the development, production, distribution or exploitation of any Fund Project. Each of the Members (other than the Manager) acknowledges that in the event of any breach of this Agreement, the remedy of such Member shall be limited to an action at law for damages, if any.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.


MANAGER:

RAIKE REAL ESTATE MANAGEMENT, INC., a Delaware corporation

By:_____
Name: William J. Raike
Title: President

MEMBERS:

By: RAIKE REAL ESTATE MANAGEMENT, INC.
Attorney in fact

By_____
Name: William J. Raike
Title: President


SCHEDULE "A"

SCHEDULE OF MEMBERS

Raike Real Estate Management, Inc.

117 Towne Lake Parkway, Suite 214
Woodstock, GA 30188
(770) 373--3416

Attention: Williams J. Raike, President

Contribution
Percentage

_____%

Name and Address of Members	Member Capital Contribution	Contribution Percentage
	$_____.	_____%
	$_____.	_____%
	$_____.	_____%
	$_____.	_____%
	$_____.	_____%
	$_____.	_____%

SUBSCRIPTION AGREEMENT

WFG REAL ESTATE INCOME FUND, LLC
117 Towne Lake Parkway, Suite 214
Woodstock, GA 30188
(770) 373-3416

THE UNITS DESCRIBED HEREIN WILL BE REGISTERED FOR ONLY A LIMITED PUBLIC SALE UNDER REGULATION A, AN EXEMPTION AVAILABLE UNDER THE SECURITIES ACT OF 1933 AND APPLICABLE STATE "BLUE SKY" OR SECURITIES LAWS. THERE WILL BE NO PUBLIC MARKET FOR THE SECURITIES DESCRIBED HEREIN. EACH PURCHASER MUST BE PREPARED TO BEAR THE ECONOMIC RISK OF THE INVESTMENT FOR AN INDEFINITE PERIOD.

Dear Sirs:

The undersigned (the "Purchaser") hereby represents and warrants to WFG Real Estate Income Fund, LLC (the "Fund"), its members, manager, officers, and their agents, attorneys and affiliates, as follows with respect to the purchase of 10% Priority Membership Interests in the Fund ("Units") at a price of $5,000 per Unit (the "Securities"):

1. Subscription. Subject to the terms and conditions hereof and the representations and warranties contained herein, the Purchaser hereby tenders this Subscription Agreement and Investor Questionnaire (the "Agreement"), together with payment in United States currency by check or wire transfer to the Fund payable to "WFG Real Estate Income Fund, LLC", representing the payment of $5,000 per Unit of the number of the Securities indicated below. The Purchaser has been advised that the minimum subscription is one (1) Unit ($5,000).

2. Ability to Absorb Financial Loss and Bear Economic Risk. The Purchaser has adequate means of providing for his/her needs and personal contingencies and has no need now, and anticipates no need in the foreseeable future, to sell the Securities hereby purchased. The Purchaser has sufficient financial liquidity to afford a complete loss of this investment in the Fund.

3. Eligible Investor. Investment in the Fund is suitable only for persons who can bear the risk of losing their investment and have no need for immediate liquidity.

THE UNITS ARE NOT SUITABLE INVESTMENTS FOR, AND ARE NOT BEING OFFERED TO, TAX-EXEMPT ENTITIES AS SUCH TERM IS DEFINED IN SECTION 168(h)(2)(A) OR IN SECTION 511 (a) or (b) OF THE CODE.

4. Access to Information. The Purchaser hereby acknowledges that he/she has received a copy of the Final Offering Circular (the "Offering Circular") of the Fund dated _____ ___, 2007, as amended from time to time, and has had the

opportunity to read the Offering Circular and ask questions of the individuals who manage the Fund. Also, Purchaser and/or his/her representative ("Purchaser Representative") have been furnished any additional information Purchaser or Purchaser Representative deems necessary or desirable in order to evaluate the risks and merits of purchasing the Securities.

5. Limited Transferability. The Purchaser understands and represents that he/she is acquiring Securities for investment and not with a view to distribution or resale. Units are not freely transferable. The Purchaser must bear the economic risk of investment for an indefinite period of time. The Securities will be registered for only a limited public sale under Regulation A, an exemption available under the Securities Act of 1933 and or applicable state "Blue Sky" or securities laws. Thus, except for the limited provisions for sale in the Operating Agreement an investor cannot expect to be able to liquidate the investment through sale.

6. Opportunity to Consult Independent Counsel. The Purchaser acknowledges that Purchaser has been given ample opportunity to consult personal counsel for further explanation of the restricted nature of the Securities and Purchaser's duties and liabilities under applicable securities laws.

7. Investment for Own Account. The Securities are being acquired by the Purchaser for the Purchaser's own account for investment and not with a view toward distribution, and the Purchaser does not presently have any reason to anticipate any change in circumstances or other particular occasion or event which would cause Purchaser to liquidate his/her investment in the Fund.

8. No Government Approval or Registration. The Purchaser has been advised that no federal or state agency has made any recommendation or endorsement or otherwise passed on the merits of purchasing the Securities.

9. High Degree of Investment Risk. The Purchaser represents that he/she is aware that investment in the Securities involves a high degree of risk which may result in the complete loss of investment.

10. Confidentiality. The Fund agrees that all information contained in the Subscription Agreement and Investor Questionnaire or otherwise provided by the Purchaser in connection with this subscription is confidential and agrees to retain it in confidence and not share it or provide it to any other person except in connection with obtaining professional services in the offering and to return it on request should the Purchaser not become or cease to be a Member.

11. Acceptance of Subscription. It is understood and agreed that the Fund shall have the right to accept or reject this subscription in whole or in part, for any reason whatsoever. If the Fund accepts the subscription then upon full payment of the purchase price for the Units the Purchaser shall become a Member of the Fund, in accordance with and subject to the terms of the Operating Agreement. If the Fund determines to reject this subscription, it shall do so within ten business days after receipt of this Agreement. The Fund may reduce the number of Units for which the Purchaser has subscribed, indicating acceptance of less than all of the Units subscribed for, by means of a written notice from the Fund.

12. Revocation of Subscription. The Purchaser agrees that once this Agreement is accepted by the Fund, and subject to any rights of rescission existing under state law, the subscription may not be withdrawn. The Purchaser agrees that, except as provided in this Section 12, he/she shall not cancel, terminate or revoke this Agreement or any agreement of the Purchaser made hereunder and that this Agreement shall survive the death or disability of the Purchaser.

13. Authority to Sign. The Purchaser hereby grants the Manager of the Fund authority to sign the Operating Agreement and any amendment on behalf of the Purchaser should the Purchaser become a Member of the Fund, and to record the Purchaser's Membership Interests on Exhibit A thereto.

14. Identification.

a. The Purchaser is a resident of the State of _____ and has no current intention to change such residence to another state, or

b. The Purchaser hereby certifies that he/she is not a US Citizen, or Resident Alien, and does not live in the United States.

c. The Purchaser agrees to provide such photo and other identification as shall be requires to verify the Purchaser's identity and to provide the Fund's representatives, on a confidential basis, with access to all credit and other financial records of the Purchaser as they shall consider appropriate to verify any representations made.

15. Number of Units Subscribed. The undersigned Purchaser hereby subscribes to _____ Units and tenders _____dollars ($ _____) in payment thereof.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement and Disclosure Statement as of the _____ day of _____, 200___.

SUBSCRIBER SIGNATURE(S)

_____
Subscriber Signature

_____
Joint Subscriber Signature

_____
Telephone Number (s)

_____
Printed Name(s) and Social Security Number(s) or
Tax Identification Number(s)

Address (es)

_____

City, State, Zip Code

OFFEREE REPRESENTATIVE SIGNATURE (IF REQUIRED – SEE ABOVE):

_____

Signature

_____

Telephone Number

_____

Printed Name   and Social Security Number or
Tax Identification Number

_____

Address

_____

City, State, Zip Code

FUND ACCEPTANCE:

AGREED TO AND ACCEPTED:

WFG Real Estate Income Fund, LLC

By: Raike Real Estate Management, Inc., Manager

By _____
   William J. Raike, President

Date: _____

WFG REAL ESTATE INCOME FUND, LLC

INVESTOR QUESTIONNAIRE

THIS QUESTIONNNAIRE MUST BE ANSWERED FULLY AND RETURNED TO THE FUND ALONG WITH YOUR COMPLETED SUBSCRIPTION PACKAGE.

THE INFORMATION SUPPLIED BY PROSPECTIVE SUBSCRIBERS WILL BE HELD IN STRICT CONFIDENCE. NO INFORMATION WILL BE DISCLOSED EXCEPT TO THE EXTENT THAT SUCH DISCLOSURE IS REQUIRED BY LAW OR REGULATION, OTHERWISE DEMANDED BY PROPER LEGAL PROCESS OR IN LITIGATION INVOLVING THE FUND.

PART I – INDIVIDUALS

1. <u>Personal Data</u>

Name _____

Residence Address _____
                    Street, City, State, and Zip Code

Business Address _____
                    Street, City, State, and Zip Code

State of Residence (if different) _____

Telephone: Residence: (   )_____ Business (   )_____

Age _____ Citizenship _____

Social Security or Taxpayer No. _____

Send all Correspondence to Residence _____ Business _____

2. <u>Occupation, Employment and Business Experience</u>

A brief description of my present occupation is as follows:_____

_____

_____
_____

3. <u>Representations</u>

____ I am knowledgeable and experienced with respect to investing in smaller company securities either alone **or with the following Offeree** Representative who has been specifically engaged by me to review and approve this investment:

_____(_____)_____
Name and Telephone Number of Offeree Representative

____ I have obtained access to all documentation about the investment that I have reasonably required to evaluate it.

____ I am aware that some or all the securities I may acquire will be restricted as to sale or transfer and that these securities may be illiquid and/or   virtually non- transferable due to market and other conditions.

____ I am able to bear the economic risk (including total loss of principal) without impairing my ability to provide for my financial needs and contingencies in the same manner as I was prior to making this investment.

4. <u>References</u>.

Primary Bank (name and address) _____

Name of banking officer _____

Telephone (   ) _____

Accountant (name and address) _____

Name of individual _____

Telephone (   ) _____

5. General Information

Name and Address of Entity (if investor is not an individual)

Type of organization _____

Telephone Numbers (   ) _____

(   )_____(fax)

Date and Jurisdiction of Organization _____

The undersigned hereby certifies that the entity was not formed for the purpose of making this investment.

Brief description of business _____
_____
_____
_____
_____

Person(s) with authority to make this investment

_____   _____
Name   Title

_____   _____
Name   Title

_____   _____
Name   Title

NOTE: **Subscribers who are entities MUST attach a true copy of the Resolution or other evidence of (a) authority of the entity to make the investment and (b) authority of the individual(s) in charge to act on behalf of the entity.**

SIGNATURE(S) OF PURCHASER(S):

Each of the undersigned, as a Purchaser or on its behalf, hereby certifies that each answer provided above is true, correct and complete to the best of his/her knowledge and belief, that he/she has not withheld any material information from the Fund relevant to evaluating this Purchaser as an investor, and that each has had a full opportunity to obtain such additional documentation and/or question officers, directors, employees or other representatives of the Fund as to its affairs, including this offering, as he/she requires in order to come to an informed decision about this investment.

DATE _____

INDIVIDUAL PURCHASER(S)

_____   _____
Name   Signature

_____   _____
Name   Signature

ENTITY PURCHASER:

_____
Name

By _____   _____
       Signature   Title